Exhibit 99.1

TELUS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2020

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the assessment referenced in the preceding paragraph, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2020. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2020.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2020, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.

/s/ “Doug French”	/s/ “Darren Entwistle”

Doug French	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 11, 2021	February 11, 2021

2 | December 31, 2020

report of independent registered public accounting firm

To the Shareholders and Board of Directors of TELUS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TELUS Corporation and subsidiaries (the Company) as at December 31, 2020 and 2019, the related consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Analysis – Refer to Note 1(f) and Note 18 to the financial statements

Critical Audit Matter Description

The Company assesses goodwill impairment by comparing the recoverable amounts of its cash-generating units to their carrying values. The Company determined the recoverable amounts of the cash-generating units based on a fair value less costs of disposal calculation. The fair value less costs of disposal calculation uses discounted cash flow projections that employ the following key assumptions:

•	Future cash flows and growth projections.

•	Associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers.

•	Weighted average cost of capital.

Changes in these assumptions could have a significant impact on either the fair value less costs of disposal, the amount of any goodwill impairment charge, or both. Given the significant judgments made by management, auditing the key assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions included the following, among others:

•	Evaluated the effectiveness of controls over the key assumptions used by management.

December 31, 2020 | 3

report of independent registered public accounting firm

•	Compared management’s historical cash flow forecasts to actual historical results.

•	Evaluated the reasonableness of management’s forecasts of future cash flows and growth projections; associated economic risk assumptions; and estimates of the likelihood of achieving key operating metrics and drivers by comparing the forecasts to:

•	Historical revenues,

•	Analyst and industry reports for the Company and certain of its peer companies,

•	Known changes in the Company’s operations and/or telecommunication industry, which are expected to impact future operating performance, and

•	Internal communications to management and the Board of Directors.

•	With the assistance of a fair value specialist, evaluated the reasonableness of the weighted average cost of capital and growth projections by:

•	Testing the source information underlying the determination of the weighted average cost of capital.

•	Developing a range of independent estimates for the weighted average cost of capital and growth projections and comparing those to the rates selected by management.

Valuation of Intangible Assets Acquired in Business Combinations – Refer to Note 1(b) and Note 18(b) to the financial statements

Critical Audit Matter Description

The Company completed business combinations of Competence Call Center (CCC) and the data annotation business of Lionbridge Technologies, Inc. (Lionbridge AI) and recognized the assets acquired and liabilities assumed at their acquisition-date fair values, including intangible assets for customer relationships and crowdsource asset. The fair value measurement of these intangible assets required management to make significant estimates and assumptions in forecasting future cash flows.

While there are many estimates and assumptions that management makes to determine the fair value of the customer relationships acquired for both CCC and Lionbridge AI and the crowdsource asset acquired for Lionbridge AI, the estimates and assumptions with the highest degree of subjectivity are the forecasts of future revenue arising from existing customers and discount rates used in valuing the customer relationships, and the approximate time to replace the workforce used in valuing the crowdsource asset. Performing audit procedures to evaluate these estimates and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue, discount rates, and time-to-replace assumptions used to determine the fair value of intangible assets acquired included the following, among others:

•	Evaluated the effectiveness of controls over the determination of the fair value of customer relationships and the crowdsource asset at the time of acquisition, including management’s controls over key assumptions used in the valuations.

•	Evaluated the reasonableness of management’s forecasts of future revenue by:

•	Inspecting contracts with customers to substantiate the existence of legally enforceable contracts in place, as well as inspecting and assessing management’s business plans to grow revenue with these customers,

•	Assessing the reasonableness of management’s forecasts of future revenue by comparing the projections to historical results and external sources, including industry trends and peer companies’ historical data.

•	With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and by developing a range of independent rates based on industry data and comparing them to the discount rates used by management.

•	With the assistance of fair value specialists, assessed the appropriateness of the valuation methodology and performed an independent assessment of the time-to-replace assumption used in valuing the crowdsource asset, including recalculating the approximate value of the crowdsource workforce in place and performing a sensitivity analysis to substantiate the value of the lost opportunity.

/s/ “Deloitte LLP”

Chartered Professional Accountants
February 11, 2021
Vancouver, Canada

We have served as the Company’s auditor since 2002.

4 | December 31, 2020

report of independent registered public accounting firm

To the Shareholders and Board of Directors of TELUS Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated February 11, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants
February 11, 2021
Vancouver, Canada

December 31, 2020 | 5

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2020	2019
OPERATING REVENUES
Service		$13,277	$12,400
Equipment		2,064	2,189
Operating revenues (arising from contracts with customers)	6	15,341	14,589
Other income	7	122	69
Operating revenues and other income		15,463	14,658
OPERATING EXPENSES
Goods and services purchased		6,268	6,070
Employee benefits expense	8	3,701	3,034
Depreciation	17	2,107	1,929
Amortization of intangible assets	18	905	648
		12,981	11,681
OPERATING INCOME		2,482	2,977
Financing costs	9	771	733
INCOME BEFORE INCOME TAXES		1,711	2,244
Income taxes	10	451	468
NET INCOME		1,260	1,776
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(111)	84
Foreign currency translation adjustment arising from translating financial statements of foreign operations		113	20
		2	104
Items never subsequently reclassified to income
Change in measurement of investment financial assets		14	12
Employee defined benefit plan re-measurements		(312)	(338)
		(298)	(326)
		(296)	(222)
COMPREHENSIVE INCOME		$964	$1,554
NET INCOME ATTRIBUTABLE TO:
Common Shares		$1,207	$1,746
Non-controlling interests		53	30
		$1,260	$1,776
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$893	$1,516
Non-controlling interests		71	38
		$964	$1,554
NET INCOME PER COMMON SHARE*	12
Basic		$0.95	$1.45
Diluted		$0.94	$1.45

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic		1,275	1,204
Diluted		1,278	1,204

The accompanying notes are an integral part of these consolidated financial statements.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

6 | December 31, 2020

consolidated statements of financial position

As at December 31 (millions)	Note	2020	2019
ASSETS
Current assets
Cash and temporary investments, net		$848	$535
Accounts receivable	6(b)	2,355	1,962
Income and other taxes receivable		148	127
Inventories	1(l)	407	437
Contract assets	6(c)	439	737
Prepaid expenses	20	484	547
Current derivative assets	4(h)	2	8
		4,683	4,353
Non-current assets
Property, plant and equipment, net	17	15,014	14,232
Intangible assets, net	18	15,026	12,846
Goodwill, net	18	7,235	5,307
Contract assets	6(c)	268	328
Other long-term assets	20	1,106	919
		38,649	33,632
		$43,332	$37,985

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$100	$100
Accounts payable and accrued liabilities	23	2,962	2,749
Income and other taxes payable		135	55
Dividends payable	13	403	352
Advance billings and customer deposits	24	772	675
Provisions	25	73	288
Current maturities of long-term debt	26	1,432	1,332
Current derivative liabilities	4(h)	32	23
		5,909	5,574
Non-current liabilities
Provisions	25	924	590
Long-term debt	26	18,856	17,142
Other long-term liabilities	27	1,265	806
Deferred income taxes	10	3,776	3,214
		24,821	21,752
Liabilities		30,730	27,326
Owners’ equity
Common equity	28	12,074	10,548
Non-controlling interests		528	111
		12,602	10,659
		$43,332	$37,985
Contingent liabilities	29

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/ “David L. Mowat”	/s/ “R.H. Auchinleck”

David L. Mowat	R.H. Auchinleck
Director	Director

December 31, 2020 | 7

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)				other		Non-
		Number of	Share	Contributed	Retained	comprehensive		controlling
(millions)	Note	shares*	capital	surplus	earnings	income	Total	interests	Total
Balance as at January 1, 2019		1,197	$5,390	$383	$4,321	$11	$10,105	$74	$10,179
Net income		—	—	—	1,746	—	1,746	30	1,776
Other comprehensive income (loss)	11	—	—	—	(338)	108	(230)	8	(222)
Dividends	13	—	—	—	(1,358)	—	(1,358)	—	(1,358)
Dividends reinvested and optional cash payments	13(b), 14(c)	8	184	—	—	—	184	—	184
Equity accounted share-based compensation		1	13	20	—	—	33	—	33
Share option award net-equity settlement feature		—	1	(1)	—	—	—	—	—
Issue of Common Shares in business combination		3	72	—	—	—	72	—	72
Change in ownership interests of subsidiary		—	—	(4)	—	—	(4)	(1)	(5)
Balance as at December 31, 2019		1,209	$5,660	$398	$4,371	$119	$10,548	$111	$10,659
Balance as at January 1, 2020		1,209	$5,660	$398	$4,371	$119	$10,548	$111	$10,659
Net income		—	—	—	1,207	—	1,207	53	1,260
Other comprehensive income (loss)	11	—	—	—	(312)	(2)	(314)	18	(296)
Dividends	13	—	—	—	(1,520)	—	(1,520)	—	(1,520)
Dividends reinvested and optional cash payments	13(b), 14(c)	23	541	—	—	—	541	—	541
Equity accounted share-based compensation	14(b)	1	15	82	—	—	97	—	97
Issue of Common Shares in business combination	18(b)	—	8	—	—	—	8	—	8
Common Shares issued	28(a)	58	1,453	—	—	—	1,453	—	1,453
Change in ownership interests of subsidiary	28(d)	—	—	54	—	—	54	346	400
Balance as at December 31, 2020		1,291	$7,677	$534	$3,746	$117	$12,074	$528	$12,602

The accompanying notes are an integral part of these consolidated financial statements.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

8 | December 31, 2020

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2020	2019
OPERATING ACTIVITIES
Net income		$1,260	$1,776
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		3,012	2,577
Deferred income taxes	10	76	115
Share-based compensation expense, net	14(a)	27	(2)
Net employee defined benefit plans expense	15(a)	102	78
Employer contributions to employee defined benefit plans		(51)	(41)
Non-current contract assets		60	130
Non-current unbilled customer finance receivables	20	(136)	(178)
Loss from equity accounted investments	7, 21	29	(4)
Other		(75)	(192)
Net change in non-cash operating working capital	31(a)	270	(332)
Cash provided by operating activities		4,574	3,927
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(2,822)	(2,952)
Cash payments for spectrum licences		—	(942)
Cash payments for acquisitions, net	18(b)	(3,205)	(1,105)
Advances to, and investment in, real estate joint ventures and associate	21	(100)	(35)
Real estate joint venture receipts	21	5	7
Proceeds on disposition		86	16
Investment in portfolio investments and other		(129)	(33)
Cash used by investing activities		(6,165)	(5,044)
FINANCING ACTIVITIES	31(b)
Common Shares issued		1,495	—
Dividends paid to holders of Common Shares	13(a)	(930)	(1,149)
Issue (repayment) of short-term borrowings, net		(8)	(1)
Long-term debt issued	26	4,882	7,705
Redemptions and repayment of long-term debt	26	(3,863)	(5,261)
Shares of subsidiary issued to non-controlling interests	28(d)	400	(9)
Other		(72)	(47)
Cash provided by financing activities		1,904	1,238
CASH POSITION
Increase in cash and temporary investments, net		313	121
Cash and temporary investments, net, beginning of period		535	414
Cash and temporary investments, net, end of period		$848	$535
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(740)	$(714)
Interest received		$13	$7
Income taxes paid, net
In respect of comprehensive income		$(397)	$(629)
In respect of business acquisitions		(33)	(15)
		$(430)	$(644)

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2020 | 9

notes to consolidated financial statements

DECEMBER 31, 2020

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; customer care and business services; and home and business smart technology (including security and agriculture).

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

10 | December 31, 2020

notes to consolidated financial statements

1	summary of significant accounting policies

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Consolidation		X
(b) Use of estimates and judgments	X
(c) Financial instruments – recognition and measurement		X
(d) Hedge accounting		X
Results of operations focused
(e) Revenue recognition	X
(f) Depreciation, amortization and impairment	X
(g) Translation of foreign currencies		X
(h) Income and other taxes	X
(i) Share-based compensation		X
(j) Employee future benefit plans	X
Financial position focused
(k) Cash and temporary investments, net		X
(l) Inventories		X
(m) Property, plant and equipment; intangible assets	X
(n) Investments		X

Our consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles.

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances in which we have been obligated to choose from among various accounting policies that comply with generally accepted accounting principles. In certain other instances, including those in which no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In the selection and application of accounting policies, we consider, among other factors, the fundamental qualitative characteristics of useful financial information, namely relevance and faithful representation. In our assessment, the accounting policy disclosures we are required to make are not all equally significant for us, as set out in the accompanying table; their relative significance for us will evolve over time, as we do.

These consolidated financial statements for each of the years ended December 31, 2020 and 2019, were authorized by our Board of Directors for issue on February 11, 2021.

(a)	Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal ones of which are: TELUS Communications Inc. in which, as at December 31, 2020, we have a 100% equity interest; and TELUS International (Cda) Inc. in which, as at December 31, 2020, we have a 62.6% equity interest, as discussed further in Note 28(d). TELUS Communications Inc. includes substantially all of our wireless and wireline operations, excluding the customer experience and digital enablement transformation provided through the customer care and business services business of TELUS International (Cda) Inc.

Our financing arrangements and those of our wholly owned subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2020 | 11

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make, and their relative significance and degree of difficulty, are set out in the graphic at right.

Significance \ Degree of difficulty	Higher		Lower
Higher	• The recoverability of intangible assets with indefinite lives (see *Note 18(e)* for discussion of key assumptions) • The recoverability of goodwill (see *Note 18(e)* for discussion of key assumptions)	• Certain actuarial and economic assumptions used in determining defined benefit pension costs and accrued pension benefit obligations (see *Note 15(e)* for discussion of key assumptions)	
	• Determination of the amounts and composition of income and other tax assets and liabilities, including the amounts of unrecognized tax benefits	• The estimated useful lives of assets (see *(f)* following) • Certain economic assumptions used in provisioning for asset retirement obligations (see *(m)* following)	
Lower	• Amounts for net identifiable assets acquired in business combinations and provisions related to business combinations • The recoverability of long-term investments	• The recoverability of tangible and intangible assets subject to amortization	• Determination of the allowance for doubtful accounts and the impairment allowance for contract assets • Determination of the allowance for inventory obsolescence

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

•	Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•	In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue, as set out following:

•	We have millions of multi-year contracts with our customers and we must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe that this method faithfully depicts the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers (see (e) following).

•	Principally in the context of revenue-generating transactions involving wireless handsets, we must make judgments about whether third-party re-sellers that deliver equipment to our customers are acting in the transactions as principals or as our agents. Upon due consideration of the relevant indicators, we believe that the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions, as we are the primary obligor to the end-user customers. The effect of this judgment is that no equipment revenue is recognized upon the transfer of inventory to third-party re-sellers.

•	We compensate third-party re-sellers and our employees for generating revenues, and we must make judgments as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized (see Note 20). We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than by simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining a contract with a customer should be capitalized and subsequently amortized on a systematic basis, consistent with the satisfaction of our associated performance obligations.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

12 | December 31, 2020

notes to consolidated financial statements

Judgment must also be exercised in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. Such fulfilment costs are those incurred to set up, activate or otherwise implement services involving access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant, equipment and/or intangible assets (see Note 20).
•	The decision to depreciate and amortize any property, plant, equipment (including right-of-use lease assets) and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•	The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segment information, Note 5). A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of this distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure reported to our chief operating decision-maker during the years ended December 31, 2020 and 2019, were direct costs; judgment, largely based upon historical experience, is applied in apportioning indirect expenses that are not objectively distinguishable between our wireless and wireline operations.

Until recently, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as have the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations.

As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments has changed; effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. We anticipate transitioning to a new segment reporting structure during the first quarter of 2021.

The impracticality of objectively distinguishing between our wireless and wireline cash flows, and the assets from which those cash flows arise, is evidence of their increasing interdependence, and this is expected to result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single telecommunications cash-generating unit for future impairment testing purposes. As our business continues to evolve, new cash-generating units may also develop.

•	The view that our spectrum licences granted by Innovation, Science and Economic Development Canada (including spectrum licences that have been subordinated to us) will likely be renewed; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, that they have an indefinite life, as discussed further in Note 18(d).

•	In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances in which we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence that our wireless and wireline telecommunications infrastructure technology and operations have experienced to date, and because of our continuous development. There are instances in which similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the determination of recoverable amounts used in the annual impairment testing, as discussed further in Note 18(e).

•	In respect of claims and lawsuits, as discussed further in Note 29(a), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2020 | 13

notes to consolidated financial statements

(c)	Financial instruments – recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

•	Regular-way purchases or sales of financial assets or financial liabilities (purchases or sales that require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits of using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•	Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.

(d)	Hedge accounting

General

We apply hedge accounting to the financial instruments used to: establish designated currency hedging relationships for certain U.S. dollar-denominated future purchase commitments and debt repayments, as set out in Note 4(a) and (d); and fix the compensation cost arising from specific grants of restricted share units, as set out in Note 4(f) and discussed further in Note 14(b).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe that it is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar-denominated future purchase commitments, or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the Consolidated statements of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our Common Shares at the statement of financial position date and the price of our Common Shares in the hedging items.

(e)	Revenue recognition

General

We earn the majority of our revenues (wireless: network revenues (voice and data); wireline: data revenues (which include: internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services; certain healthcare solutions; and home and business smart technology (including security and agriculture)) and voice revenues) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenues (wireless equipment and other) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

14 | December 31, 2020

notes to consolidated financial statements

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve deliveries of multiple services and products (our performance obligations) that occur at different points in time and/or over different periods of time; as referred to in (b), this is a significant judgment for us. As required, the performance obligations of these multiple element arrangements are identified, the transaction price for the entire multiple element arrangement is determined and allocated among the performance obligations based upon our relative stand-alone selling prices for each of them, and our relevant revenue recognition policies are then applied, so that revenue is recognized when, or as, we satisfy the performance obligations. To the extent that variable consideration is included in determining the minimum transaction price, it is constrained to the “minimum spend” amount required in a contract with a customer. Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

Our contracts with customers do not have a significant financing component. With the exception of both equipment-related upfront payments that may be required under the terms of contracts with customers and in-store “cash and carry” sales of equipment and accessories, payments are typically due 30 days from the billing date. Billings are typically rendered on a monthly basis.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple element arrangements, their relative transaction prices are appropriate.

Lease accounting is applied to an accounting unit if it conveys to a customer the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

We use the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

•	No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of a contract, we expect that the effect of the financing component is not significant at the individual contract level.

•	No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

•	When estimating minimum transaction prices allocated to any remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

Contract assets

Many of our multiple element arrangements arise from bundling the sale of equipment (e.g. a wireless handset) with a contracted service period. Although the customer receives the equipment at contract inception and the revenue from the associated completed performance obligation is recognized at that time, the customer’s payment for the equipment will effectively be received rateably over the contracted service period to the extent it is not received as a lump-sum amount at contract inception. The difference between the equipment revenue recognized and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset.

Contract assets may also arise in instances where we give consideration to a customer. When we receive no identifiable, separable benefit for consideration given to a customer, the amount of the consideration is recorded as a reduction of revenue rather than as an expense. Such amounts are included in the determination of transaction prices for allocation purposes in multiple element arrangements.

•	Some forms of consideration given to a customer, effectively at contract inception, such as rebates (including prepaid non-bank cards) and/or equipment, are considered to be performance obligations in a multiple element arrangement. Although the performance obligation is satisfied at contract inception, the customer’s payment associated with the performance obligation will effectively be received rateably over the associated contracted service period. The difference between the revenue arising from the satisfied performance obligation and the associated amount cumulatively reflected in billings to the customer is recognized on the Consolidated statements of financial position as a contract asset.

•	Other forms of consideration given to a customer, either at contract inception or over a period of time, such as discounts (including prepaid bank cards), may result in us receiving no identifiable, separable benefit and thus are not

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2020 | 15

notes to consolidated financial statements

considered performance obligations. Such consideration is recognized as a reduction of revenue rateably over the term of the contract. The difference between the consideration provided and the associated amount recognized as a reduction of revenue is recognized on the Consolidated statements of financial position as a contract asset.

Contract liabilities

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services and/or equipment are provided (see Note 24). Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

Costs of contract acquisition and contract fulfilment

Costs of contract acquisition (typically commissions) and costs of contract fulfilment are capitalized and recognized as an expense, generally over the life of the contract on a systematic and rational basis consistent with the pattern of the transfer of goods or services to which the asset relates. The amortization of such costs is included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as Employee benefits expense.

The total cost of wireless equipment sold to customers and advertising and promotion costs related to initial customer acquisition are expensed as incurred; the cost of equipment we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We use the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we provide in high cost serving areas, as discussed further in Note 7. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are both delivered to, and accepted by, the end-user customers, irrespective of which supply channel delivers the product. With respect to wireless handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

(f)	Depreciation, amortization and impairment

Depreciation and amortization

Property, plant and equipment (including right-of-use lease assets) are depreciated on a straight-line basis over their estimated useful lives (lease terms for right-of-use lease assets) as determined by a continuing program of asset life studies. Depreciation includes amortization of leasehold improvements and, prior to fiscal 2019, amortization of assets under finance leases. Leasehold improvements are normally amortized over the lesser of their expected average service lives or the terms of the associated leases. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (b), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

16 | December 31, 2020

notes to consolidated financial statements

Estimated useful lives for the majority of our property, plant and equipment and right-of-use lease assets subject to depreciation are as follows:

Estimated useful lives [1]
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 25 years
Wireless site equipment	5 to 7 years
Real estate right-of-use lease assets	5 to 20 years
Balance of depreciable property, plant and equipment and right-of-use lease assets	3 to 40 years

1	The composite property, plant and equipment depreciation rate for the year ended December 31, 2020, was 5.0% (2019 – 5.0%). The rate is calculated by dividing property, plant and equipment depreciation expense by an average of the gross book value of property, plant and equipment depreciable assets over the reporting period.

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	25 years
Customer contracts and related customer relationships	4 to 15 years
Software	2 to 10 years
Access to rights-of-way, crowdsource assets and other	5 to 30 years

Impairment – general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs of disposal); as referred to in (b), this is a significant estimate for us. Impairment losses are immediately recognized to the extent that the carrying value of an asset or a cash-generating unit exceeds its recoverable amount. Should the recoverable amounts for impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values which would have been the result if no impairment losses had been recognized previously.

Impairment – property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered to be recoverable, an impairment loss would be recognized.

Impairment – intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as the time of our annual test.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to their carrying values (including the intangible assets with indefinite lives allocated to a cash-generating unit, but excluding any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of intangible assets with indefinite lives.

Subsequent to assessing intangible assets with indefinite lives, we assess goodwill by comparing the recoverable amounts of our cash-generating units to their carrying values (including the intangible assets with indefinite lives and any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would first be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying values of the assets of the cash-generating unit on a pro-rated basis.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2020 | 17

notes to consolidated financial statements

(g)	Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 9. Hedge accounting is applied in specific instances, as discussed further in (d) preceding.

We have foreign subsidiaries that do not have the Canadian dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 11.

(h)	Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (b), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for any benefits of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or the usage of tax losses and the application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which changes in the estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position only when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We recognize Investment Tax Credits only when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 10(c).

(i)	Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff-vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded-vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant of such share-based compensation; this estimate is adjusted to reflect actual experience.

Restricted share units

In respect of restricted share units with neither an equity settlement feature nor market performance conditions, as set out in Note 14(b), we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). Similarly, we accrue a liability for the notional subset of our restricted share units without an equity settlement feature and with market performance conditions using a Monte Carlo simulation-determined fair value. Restricted share units that have an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

18 | December 31, 2020

notes to consolidated financial statements

Share option awards

A fair value for share option awards is determined at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards that have a net-equity settlement feature, as set out in Note 14(d), are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment applied to the associated share option awards.

(j)	Employee future benefit plans

Defined benefit plans

We accrue amounts for our obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of both salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 9.

An amount reflecting the effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 11 and Note 15. We determine the maximum economic benefit available from the plans’ assets on the basis of reductions in future contributions to the plans.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate; as referred to in (b), these are significant estimates for us.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we account for these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(k)	Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 22.

(l)	Inventories

Our inventories primarily consist of wireless handsets, parts and accessories totalling $328 million at year-end (2019 – $375 million) and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the year ended December 31, 2020, totalled $2.0 billion (2019 – $2.1 billion).

(m)	Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed, internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction, as set out in Note 9. The rate for calculating the capitalized financing cost is based on the weighted average cost of borrowing that we experience during the reporting period.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2020 | 19

notes to consolidated financial statements

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 7, is included in the Consolidated statements of income and other comprehensive income as a component of Other income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 25, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets; as referred to in (b), this is a significant estimate for us. The obligations are measured initially at fair value, which is determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset. In subsequent periods, the provisions for these liabilities are adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 9, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

(n)	Investments

We account for our investments in companies over which we have significant influence, as discussed further in Note 21, using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which the excess cost is attributed.

Similarly, we account for our interests in the real estate joint ventures, as discussed further in Note 21, using the equity method of accounting. Unrealized gains and losses from transactions with (including contributions to) the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other long-term investments at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our other long-term investments at their fair values, we use the cost basis of accounting, whereby the investments are initially recorded at cost, and earnings from those investments are recognized only to the extent received or receivable. When there is a significant or prolonged decline in the value of an other long-term investment, the carrying value of that other long-term investment is adjusted to its estimated fair value.

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). We have applied the standard prospectively from January 1, 2020. The effects of the amended standard on our financial performance and disclosure will be dependent upon the facts and circumstances of any future acquisition transactions and have not been material in the current fiscal year.

(b)	Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments are effective for periods beginning on or after January 1, 2021, although earlier application is permitted. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products,

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

20 | December 31, 2020

notes to consolidated financial statements

including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. The effects of these amendments on our financial performance and disclosure will be dependent upon the facts and circumstances of future changes in the derivative financial instruments we use, if any, and any future changes in interest rate benchmarks, if any, referenced by such derivative financial instruments we use.

3	capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2020, our financial objectives, which are reviewed annually, were unchanged from 2019, except for a change in the methodology for calculating our TELUS Corporation Common Share dividend payout ratio. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, December 31 ($ in millions)	Objective	2020	2019
Components of debt and coverage ratios
Net debt [1]		$19,826	$18,199
EBITDA – excluding restructuring and other costs [2]		$5,753	$5,688
Net interest cost [3] (Note 9)		$792	$755
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.45	3.20
Coverage ratios
Earnings coverage [5]		3.2	4.0
EBITDA – excluding restructuring and other costs interest coverage [6]		7.3	7.5

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

December 31, 2020 | 21

notes to consolidated financial statements

1	Net debt and total capitalization are calculated as follows:

As at December 31	Note	2020	2019
Long-term debt	26	$20,288	$18,474
Debt issuance costs netted against long-term debt		97	87
Derivative (assets) liabilities, net		120	(37)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		69	110
Cash and temporary investments, net		(848)	(535)
Short-term borrowings	22	100	100
Net debt		19,826	18,199
Common equity		12,074	10,548
Less: accumulated other comprehensive income included in common equity above		(117)	(119)
Total capitalization		$31,783	$28,628

2	EBITDA – excluding restructuring and other costs is calculated as follows:

Years ended December 31	Note	2020	2019
EBITDA	5	$5,494	$5,554
Restructuring and other costs	16	259	134
EBITDA – excluding restructuring and other costs		$5,753	$5,688

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at December 31, 2020, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following upcoming 2021, 2022 and 2023 spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5	Earnings coverage is defined by Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding amounts attributable to non-controlling interests.

6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.45 times as at December 31, 2020, up from 3.20 times one year earlier. The effect of the increase in net debt, primarily due to business acquisitions and the acquisition of spectrum licences, exceeded the effect of growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by COVID-19 pandemic impacts.

As set out in Note 28(d), in February 2021, TELUS International (Cda) Inc. made an initial public offering of subordinate voting shares; both TELUS Corporation and a TELUS International (Cda) Inc. non-controlling shareholder individually also offered subordinate voting shares in conjunction with the initial public offering. Through February 11, 2021, net proceeds of approximately $0.6 billion from the offering were used to reduce the amount of outstanding TELUS International (Cda) Inc. credit facility indebtedness and $0.2 billion (comprised of net proceeds on disposition of TELUS International (Cda) Inc. subordinate voting shares by TELUS Corporation) from the offering was included in cash and temporary investments, net; had such reduction, and inclusion, respectively, been made at December 31, 2020, the pro forma net debt to EBITDA – excluding restructuring and other costs ratio would have been 3.30 times.

The earnings coverage ratio for the twelve-month period ended December 31, 2020, was 3.2 times, down from 4.0 times one year earlier. Higher borrowing costs reduced the ratio by 0.1 and a decrease in income before borrowing costs and income taxes decreased the ratio by 0.7. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended December 31, 2020, was 7.3 times, down from 7.5 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1, while an increase in net interest costs reduced the ratio by 0.3.

TELUS Corporation Common Share dividend payout ratio

Commencing in 2020, so as to be consistent with the way we manage our business, we updated our revised TELUS Corporation Common Share dividend payout ratio presented to be a historical measure calculated as the sum of the most recent four quarters’ dividends declared for TELUS Corporation Common Shares, as recorded in the financial statements net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the

* Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key measure that management, and investors, use to evaluate the performance of our business.

22 | December 31, 2020

notes to consolidated financial statements

most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year).

For the 12-month periods ended December 31	Objective	2020	2019
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	67%	115%
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures (excluding spectrum licences)		84%	133%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended December 31 (millions)	2020	2019
TELUS Corporation Common Share dividends declared	$1,520	$1,358
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(561)	(290)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$959	$1,068

Our calculation of free cash flow, and the reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended December 31 (millions)	Note	2020	2019
EBITDA	5	$5,494	$5,554
Deduct non-cash gains from the sale of property, plant and equipment		(4)	(21)
Restructuring and other costs, net of disbursements		35	(36)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		43	(118)
Effects of lease principal	31(b)	(365)	(333)
Leases accounted for as finance leases prior to adoption of IFRS 16		86	108
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	27	(2)
Net employee defined benefit plans expense	15	102	78
Employer contributions to employee defined benefit plans		(51)	(41)
Interest paid		(740)	(714)
Interest received		13	7
Capital expenditures (excluding spectrum licences)	5	(2,775)	(2,906)
Free cash flow before income taxes		1,865	1,576
Income taxes paid, net of refunds		(430)	(644)
Free cash flow		1,435	932
Add (deduct):
Capital expenditures (excluding spectrum licences)	5	2,775	2,906
Adjustments to reconcile to cash provided by operating activities		364	89
Cash provided by operating activities		$4,574	$3,927

December 31, 2020 | 23

notes to consolidated financial statements

4	financial instruments

(a)	Risks – overview

Our financial instruments, their accounting classification and the nature of certain risks to which they may be subject are set out in the following table.

Risks
	Accounting			Market risks
Financial instrument	classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC [1]	X		X
Contract assets	AC [1]	X
Construction credit facilities advances to real estate joint venture	AC [1]				X
Short-term borrowings	AC [1]		X	X	X
Accounts payable	AC [1]		X	X
Provisions (including restructuring accounts payable)	AC [1]		X	X		X
Long-term debt	AC [1]		X	X	X
Measured at fair value
Cash and temporary investments	FVTPL [2]	X		X	X
Long-term investments (not subject to significant influence) [3]	FVTPL/FVOCI [3]			X		X
Foreign exchange derivatives [4]	FVTPL [2]	X	X	X
Share-based compensation derivatives [4]	FVTPL [2]	X	X			X

1	For accounting recognition and measurement purposes, classified as amortized cost (AC).

2	For accounting recognition and measurement purposes, classified as fair value through net income (FVTPL). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portions of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.

3	Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured. For accounting recognition and measurement purposes, on an investment-by-investment basis, long-term investments are classified as either fair value through net income or fair value through other comprehensive income (FVOCI).

4	Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, hedge gains/losses are included with the related expenditure and are expensed when the transaction is recognized in our results of operations. We have selected this method as we believe that it results in a better matching of the hedge gains/losses with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

Derivative financial instruments

We apply hedge accounting to financial instruments used to establish hedge accounting relationships for U.S. dollar-denominated transactions and to fix the cost of some share-based compensation. We believe that our use of derivative financial instruments for hedging or arbitrage assists us in managing our financing costs and/or reducing the uncertainty associated with our financing or other business activities. Uncertainty associated with currency risk and other price risk is reduced through our use of foreign exchange derivatives and share-based compensation derivatives that effectively swap floating currency exchange rates and share prices for fixed rates and prices. When entering into derivative financial instrument contracts, we seek to align the cash flow timing of the hedging items with that of the hedged items. The effects of this risk management strategy and its application are set out in (i) following.

(b)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at December 31 (millions)	2020	2019
Cash and temporary investments, net	$848	$535
Accounts receivable	2,716	2,187
Contract assets	707	1,065
Derivative assets	42	84
	$4,313	$3,871

24 | December 31, 2020

notes to consolidated financial statements

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

		2020			2019
As at December 31 (millions)	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$815	$(19)	$796	$803	$(10)	$793
30-60 days past billing date		339	(17)	322	331	(8)	323
61-90 days past billing date		90	(19)	71	74	(5)	69
More than 90 days past billing date		98	(43)	55	73	(14)	59
Unbilled customer finance receivables		1,026	(42)	984	523	(18)	505
		$2,368	$(140)	$2,228	$1,804	$(55)	$1,749
Current		$1,986	$(119)	$1,867	$1,570	$(46)	$1,524
Non-current	20	382	(21)	361	234	(9)	225
		$2,368	$(140)	$2,228	$1,804	$(55)	$1,749

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable; amounts charged to the customer accounts receivable allowance for doubtful accounts that were written off but were still subject to enforcement activity as at December 31, 2020, totalled $597 million (2019 – $449 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2020	2019
Balance, beginning of period	$55	$53
Additions (doubtful accounts expense)	91	64
Accounts written off less than recoveries	(22)	(66)
Other	16	4
Balance, end of period	$140	$55

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

	2020			2019
As at December 31 (millions)	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$611	$(29)	$582	$952	$(42)	$910
The 12-month period ending two years hence	265	(12)	253	322	(14)	308
Thereafter	16	(1)	15	21	(1)	20
	$892	$(42)	$850	$1,295	$(57)	$1,238

December 31, 2020 | 25

notes to consolidated financial statements

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(f));

•	maintaining an in-effect shelf prospectus;

•	continuously monitoring forecast and actual cash flows; and

•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(i). As at December 31, 2020, we could offer $2.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022 (2019 – $2.0 billion pursuant to a shelf prospectus that was in effect until August 2021). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables.

	Non-derivative				Derivative

			Composite long-term debt
					Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
As at December 31, 2020 (millions)	Non-interest bearing financial liabilities	Short-term borrowings [1]	Long-term debt, excluding leases [1] (Note 26)	Leases (Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2021	$2,669	$101	$1,658	$538	$(882)	$892	$—	$(454)	$475	$4,997
2022	74	—	2,204	371	(149)	151	—	—	—	2,651
2023	8	—	1,149	230	(149)	151	6	—	—	1,395
2024	8	—	1,706	191	(150)	151	—	—	—	1,906
2025	9	—	2,868	145	(525)	575	—	—	—	3,072
2026-2030	12	—	7,953	417	(1,836)	1,898	—	—	—	8,444
Thereafter	—	—	9,877	379	(2,889)	2,949	—	—	—	10,316
Total	$2,780	$101	$27,415	$2,271	$(6,580)	$6,767	$6	$(454)	$475	$32,781
			Total (Note 26(i))			$29,873

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2020.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2020. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

26 | December 31, 2020

notes to consolidated financial statements

	Non-derivative					Derivative

			Composite long-term debt
					Currency swap agreement amounts to be exchanged [2]				Currency swap agreement amounts to be exchanged
As at December 31, 2019 (millions)	Non-interest bearing financial liabilities	Short-term borrowings [1]	Construction credit facilities commitment (Note 21)	Long-term debt, excluding leases [1]	Leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2020	$2,639	$3	$10	$1,657	$373	$(1,140)	$1,153	$—	$(917)	$921	$4,699
2021	43	103	—	1,698	338	(119)	118	—	—	—	2,181
2022	7	—	—	2,235	207	(119)	118	8	—	—	2,456
2023	5	—	—	1,021	189	(119)	118	—	—	—	1,214
2024	5	—	—	1,595	157	(119)	118	—	—	—	1,756
2025-2029	4	—	—	7,311	429	(1,919)	1,944	—	—	—	7,769
Thereafter	—	—	—	10,102	388	(3,019)	3,020	—	—	—	10,491
Total	$2,703	$106	$10	$25,619	$2,081	$(6,554)	$6,589	$8	$(917)	$921	$30,566
				Total			$27,735

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2019.

2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2019. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(d)	Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure as at the balance sheet date.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50% to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated commercial paper, we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial; in respect of U.S. dollar-denominated commercial paper, we designate the forward rate.

As discussed further in Note 26(b) and Note 26(f), we are also exposed to currency risk in that the fair value or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes; we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial. As the functional currency of our TELUS International (Cda) Inc. subsidiary is the U.S. dollar, fluctuations in foreign exchange rates affecting its borrowings are reflected as a foreign currency translation adjustment within other comprehensive income.

(e)	Interest rate risk

Changes in market interest rates will cause fluctuations in the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and, as a result, their fair values will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facility advances made to the real estate joint venture is not materially affected by changes in market interest rates; the associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than commercial paper and amounts drawn on our credit facilities (Note 26(c), (f)), is fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest

December 31, 2020 | 27

notes to consolidated financial statements

rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f)	Other price risk

Long-term investments

We are exposed to equity price risk arising from investments classified as fair value through other comprehensive income. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements were entered into which fixed the cost associated with our estimate of the TELUS Corporation restricted share units that were expected to vest.

(g)	Market risks

Net income and other comprehensive income for the years ended December 31, 2020 and 2019, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position date have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the relevant statement of financial position date, which included those in the cash-settled equity swap agreements, were used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2020	2019	2020	2019	2020	2019
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$—	$—	$14	$(80)	$14	$(80)
Canadian dollar depreciates	$—	$—	$(14)	$80	$(14)	$80
10% change in US$: € exchange rate
U.S. dollar appreciates	$—	$—	$(54)	$(4)	$(54)	$(4)
U.S. dollar depreciates	$—	$—	$54	$4	$54	$4
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(1)	$(2)	$107	$93	$106	$91
U.S. interest rate	$—	$—	$(107)	$(95)	$(107)	$(95)
Combined	$(1)	$(2)	$—	$(2)	$(1)	$(4)
Interest rates decrease
Canadian interest rate	$1	$2	$(112)	$(98)	$(111)	$(96)
U.S. interest rate	$—	$—	$113	$101	$113	$101
Combined	$1	$2	$1	$3	$2	$5
25% [2] change in Common Share price [3]
Price increases	N/A	$(5)	N/A	$5	N/A	$—
Price decreases	N/A	$13	N/A	$(5)	N/A	$8

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

28 | December 31, 2020

notes to consolidated financial statements

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

2	To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a twelve-month data period and calculated on a monthly basis, the volatility of our Common Share price as at December 31, 2019, was 9.9%.

3	The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements; as at December 31, 2020, we had no Common Share compensation awards accounted for as liability instruments.

(h)	Fair values

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

		2020				2019
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2021	$87	$2	US$1.00: C$1.27	2020	$36	$1	US$1.00: C$1.30
Changes in share-based compensation costs (Note 14(b))	HFH [3]	—	$—	—	—	2020	$72	4	$24.40*
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2021	$95	—	US$1.00: C$1.27	—	$—	—	—
Currency risk associated with European euro-denominated business acquisition	HFH [5]	—	$—	—	—	2020	$472	3	€1.00: US$1.12
				$2				$8
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$2,176	$40	US$1.00: C$1.27	2048	$3,068	$76	US$1.00: C$1.28
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2021	$388	$21	US$1.00: C$1.34	2020	$412	$6	US$1.00: C$1.32
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2021	$647	11	US$1.00: C$1.29	2020	$1,037	17	US$1.00: C$1.32
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Notes 18(b), 26(f))	HFH [5]	2024	$34	—	€1.00: US$1.09	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2022	$8	—	2.64%	2022	$8	—	2.64%
				$32				$23

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

December 31, 2020 | 29

notes to consolidated financial statements

		2020				2019
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$3,260	$82	US$1.00: C$1.33	2049	$2,485	$22	US$1.00: C$1.34
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Notes 18(b), 26(f))	HFH [5]	2025	$557	67	€1.00: US$1.09	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2022	$120	6	2.64%	2022	$130	4	2.64%
				$155				$26

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

2	Derivative financial assets and liabilities are not set off.

3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.

5	Designated as a hedge of a net investment in a foreign operation and hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

6	We designate only the spot element as the hedging item. As at December 31, 2020, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $101 (2019 – $38).

7	We designate only the spot element as the hedging item. As at December 31, 2020, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $4.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

	2020		2019
As at December 31 (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$18,451	$20,313	$16,813	$17,930

(i)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss)		Gain (loss) reclassified from other comprehensive
		recognized in other		income to income (effective portion) (Note 11)
		comprehensive income
		(effective portion) (Note 11)			Amount
Years ended December 31 (millions)	Note	2020	2019	Location	2020	2019
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(6)	$(16)	Goods and services purchased	$(9)	$11
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	(44)	(21)	Financing costs	12	(162)
Arising from net investment in a foreign operation [2]		(67)	3	Financing costs	—	—
		(117)	(34)		3	(151)
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs and other	14(b)	(6)	10	Employee benefits expense	1	12
		$(123)	$(24)		$4	$(139)

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the year ended December 31, 2020, was $63 (2019 – $9).

2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the year ended December 31, 2020, was $4.

30 | December 31, 2020

notes to consolidated financial statements

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, as well as their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2020	2019
Derivatives used to manage currency risk	Financing costs	$11	$(7)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020, and did not, and do not, anticipate a substantive change to our products and services revenue reporting from such transition; such transition is now anticipated in the first quarter of 2021.

The wireless segment includes network revenues and equipment sales arising from mobile technologies. The wireline segment includes data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services; certain healthcare solutions; and home and business security and agriculture), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation has been based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

December 31, 2020 | 31

notes to consolidated financial statements

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2020	2019	2020	2019	2020	2019	2020	2019
Operating revenues
External revenues
Service	$6,096	$6,165	$7,181	$6,235	$—	$—	$13,277	$12,400
Equipment	1,809	1,964	255	225	—	—	2,064	2,189
Operating revenues (arising from contracts with customers)	7,905	8,129	7,436	6,460	—	—	15,341	14,589
Other income	9	20	113	49	—	—	122	69
	7,914	8,149	7,549	6,509	—	—	15,463	14,658
Intersegment revenues	60	53	262	251	(322)	(304)	—	—
	$7,974	$8,202	$7,811	$6,760	$(322)	$(304)	$15,463	$14,658
EBITDA [1]	$3,642	$3,693	$1,852	$1,861	$—	$—	$5,494	$5,554
CAPEX, excluding spectrum licences [2]	$810	$889	$1,965	$2,017	$—	$—	$2,775	$2,906
					Operating revenues – external and other income (above)		$15,463	$14,658
					Goods and services purchased		6,268	6,070
					Employee benefits expense		3,701	3,034
					EBITDA (above)		5,494	5,554
					Depreciation		2,107	1,929
					Amortization		905	648
					Operating income		2,482	2,977
					Financing costs		771	733
					Income before income taxes		$1,711	$2,244

1	Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

2	Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided; for the year ended December 31, 2020, we attributed approximately $1.9 billion (2019 – $1.1 billion) of our revenues to countries other than Canada (our country of domicile). We do not have significant amounts of property, plant and equipment located outside of Canada. As at December 31, 2020, on a historical cost basis, we had approximately $2.2 billion (2019 – $0.2 billion) and approximately $2.2 billion (2019 – $0.6 billion) of intangible assets and goodwill, respectively, located outside of Canada.

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at December 31 (millions)	2020	2019
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,279	$2,405
During the 12-month period ending two years hence	883	930
Thereafter	35	40
	$3,197	$3,375

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

32 | December 31, 2020

notes to consolidated financial statements

2	IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at December 31 (millions)	Note	2020	2019
Customer accounts receivable		$1,986	$1,570
Accrued receivables – customer		241	180
Allowance for doubtful accounts	4(b)	(119)	(46)
		2,108	1,704
Accrued receivables – other		247	258
Accounts receivable – current		$2,355	$1,962

(c)	Contract assets

Years ended December 31 (millions)	Note	2020	2019
Balance, beginning of period		$1,238	$1,475
Net additions arising from operations		959	1,161
Amounts billed in the period and thus reclassified to accounts receivable [1]		(1,363)	(1,416)
Change in impairment allowance, net	4(b)	15	17
Other		1	1
Balance, end of period		$850	$1,238
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence		$582	$910
The 12-month period ending two years hence		253	308
Thereafter		15	20
Balance, end of period		$850	$1,238
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$582	$910
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(10)	(7)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(133)	(166)
		$439	$737

1	For the year ended December 31, 2020, amounts billed for our wireless products and services and reclassified to accounts receivable totalled $1,015 (2019 – $1,288).

7	other income

Years ended December 31 (millions)	Note	2020	2019
Government assistance		$13	$22
Other sublet revenue	19	4	2
Investment income (loss), gain (loss) on disposal of assets and other		(12)	24
Interest income	21(b)	4	4
Changes in business combination-related provisions	25	113	17
		$122	$69

We receive government assistance, as defined by IFRS-IASB, from a number of sources and generally include such amounts received in Other income. We recognize such amounts on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to partially offset the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payment

December 31, 2020 | 33

notes to consolidated financial statements

disbursements are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2020, our subsidy receipts were $10 million (2019 – $15 million).

Government of Quebec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2020, we recorded $3 million (2019 – $7 million).

8	employee benefits expense

Years ended December 31 (millions)	Note	2020	2019
Employee benefits expense – gross
Wages and salaries [1]		$3,668	$3,017
Share-based compensation	14	173	147
Pensions – defined benefit	15(b)	102	78
Pensions – defined contribution	15(f)	94	92
Restructuring costs	16(a)	49	63
Employee health and other benefits		190	184
		4,276	3,581
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(74)	(54)
Amortized		55	48
Contract fulfilment costs	20
Capitalized		(2)	(3)
Amortized		4	4
Property, plant and equipment		(350)	(351)
Intangible assets subject to amortization		(208)	(191)
		(575)	(547)
		$3,701	$3,034

1	For the year ended December 31, 2020, wages and salaries are net of Canada Emergency Wage Subsidy program amounts.

9	financing costs

Years ended December 31 (millions)	Note	2020	2019
Interest expense
Interest on long-term debt, excluding lease liabilities – gross		$676	$634
Interest on long-term debt, excluding lease liabilities – capitalized [1]	18(a)	(37)	(23)
Interest on long-term debt, excluding lease liabilities		639	611
Interest on lease liabilities	19	70	67
Interest on short-term borrowings and other		5	8
Interest accretion on provisions	25	16	22
Long-term debt prepayment premium	26(b)	18	28
		748	736
Employee defined benefit plans net interest	15	16	1
Foreign exchange		14	3
		778	740
Interest income		(7)	(7)
		$771	$733
Net interest cost	3	$792	$755
Interest on long-term debt, excluding lease liabilities – capitalized [1]		(37)	(23)
Employee defined benefit plans net interest		16	1
		$771	$733

1	Interest on long-term debt, excluding lease liabilities at a composite rate of 4.33% was capitalized to intangible assets with indefinite lives in the periods.

34 | December 31, 2020

notes to consolidated financial statements

10	income taxes

(a)	Expense composition and rate reconciliation

Years ended December 31 (millions)	2020	2019
Current income tax expense
For the current reporting period	$474	$416
Adjustments recognized in the current period for income taxes of prior periods	(99)	(63)
	375	353
Deferred income tax expense
Arising from the origination and reversal of temporary differences	3	193
Revaluation of deferred income tax liability to reflect future income tax rates	(6)	(124)
Adjustments recognized in the current period for income taxes of prior periods	79	46
	76	115
	$451	$468

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2020		2019
Income taxes computed at applicable statutory rates	$446	26.1%	$604	26.9%
Revaluation of deferred income tax liability to reflect future income tax rates	(6)	(0.4)	(124)	(5.5)
Adjustments recognized in the current period for income taxes of prior periods	(20)	(1.3)	(17)	(0.8)
Other	31	1.9	5	0.2
Income tax expense per Consolidated statements of income and other comprehensive income	$451	26.3%	$468	20.8%

(b)	Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the Consolidated statements of income and other comprehensive income and the Consolidated statements of changes in owners’ equity are estimated as follows:

(millions)	Property, plant and equipment (owned) and intangible assets subject to amortization	Intangible assets with indefinite lives	Property, plant and equipment (leased), net of lease liabilities	Contract assets and liabilities	Net pension and share- based compensation amounts	Provisions not currently deductible	Losses available to be carried forward [1]	Other	Net deferred income tax liability
As at January 1, 2019 [2]	$1,204	$1,718	$(83)	$496	$(21)	$(189)	$(6)	$(29)	$3,090
Deferred income tax expense recognized in Net income	332	(110)	6	(78)	(9)	(23)	(5)	2	115
Other comprehensive income	—	—	—	—	(110)	—	—	32	(78)
Deferred income taxes charged directly to owners’ equity and other (Note 18(c))	80	—	—	—	—	—	—	1	81
As at December 31, 2019 [3]	1,616	1,608	(77)	418	(140)	(212)	(11)	6	3,208
Deferred income tax expense recognized in Net income	85	82	37	(111)	(31)	8	(33)	39	76
Other comprehensive income	—	—	—	—	(109)	—	—	(13)	(122)
Deferred income taxes charged directly to owners’ equity and other (Note 18(b))	621	2	—	—	—	—	(4)	(16)	603
As at December 31, 2020 [4]	$2,322	$1,692	$(40)	$307	$(280)	$(204)	$(48)	$16	$3,765

1	We expect to be able to utilize our non-capital losses prior to expiry.

2	Deferred tax liability of $3,095, net of deferred tax asset of $5 (included in Other long-term assets).

3	Deferred tax liability of $3,214, net of deferred tax asset of $6 (included in Other long-term assets).

4	Deferred tax liability of $3,776, net of deferred tax asset of $11 (included in Other long-term assets).

Temporary differences arise from the carrying value of investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of

December 31, 2020 | 35

notes to consolidated financial statements

the reversal of the difference and it is probable that it will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. We are in a position to control the timing and manner of the reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is probable that such differences will not reverse in the foreseeable future.

(c)	Other

We conduct research and development activities, which may be eligible to earn Investment Tax Credits. During the year ended December 31, 2020, we recorded Investment Tax Credits of $12 million (2019 – $8 million). Of this amount, $6 million (2019 – $4 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

36 | December 31, 2020

notes to consolidated financial statements

11	other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(i))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks
Years ended December 31 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	Cumulative foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
Accumulated balance as at January 1, 2019			$(19)			$—	$(19)	$22	$—	$3
Other comprehensive income (loss) Amount arising	$(34)	$151	117	$10	$(12)	(2)	115	20	13	148	$(448)	$(300)
Income taxes	$10	$22	32	$2	$(3)	(1)	31	—	1	32	(110)	(78)
Net			85			(1)	84	20	12	116	$(338)	$(222)
Accumulated balance as at December 31, 2019			66			(1)	65	42	12	119
Other comprehensive income (loss) Amount arising	$(117)	$(3)	(120)	$(6)	$(1)	(7)	(127)	113	17	3	$(421)	$(418)
Income taxes	$(5)	$(9)	(14)	$(2)	$—	(2)	(16)	—	3	(13)	(109)	(122)
Net			(106)			(5)	(111)	113	14	16	$(312)	$(296)
Accumulated balance as at December 31, 2020			$(40)			$(6)	$(46)	$155	$26	$135
Attributable to:
Common Shares										$117
Non-controlling interests										18
										$135

December 31, 2020 | 37

notes to consolidated financial statements

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years ended December 31 (millions)	2020	2019*
Basic total weighted average number of Common Shares outstanding	1,275	1,204
Effect of dilutive securities – Restricted share units	3	—
Diluted total weighted average number of Common Shares outstanding	1,278	1,204

For the years ended December 31, 2020 and 2019, no outstanding equity-settled restricted share unit awards were excluded in the computation of diluted income per Common Share. For the year ended December 31, 2020, one million* outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share; as at December 31, 2019, no TELUS Corporation share option awards were outstanding.

13	dividends per share

(a)	Dividends declared

Years ended December 31 (millions except per share amounts)	2020				2019
	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share*	shareholders	Total	Effective	Per share*	shareholders	Total
Quarter 1 dividend	Mar. 11, 2020	$0.29125	Apr. 1, 2020	$371	Mar. 11, 2019	$0.27250	Apr. 1, 2019	$329
Quarter 2 dividend	Jun. 10, 2020	0.29125	Jul. 2, 2020	372	Jun. 10, 2019	0.28125	Jul. 2, 2019	339
Quarter 3 dividend	Sep. 10, 2020	0.29125	Oct. 1, 2020	374	Sep. 10, 2019	0.28125	Oct. 1, 2019	338
Quarter 4 dividend	Dec. 11, 2020	0.31120	Jan. 4, 2021	403	Dec. 11, 2019	0.29125	Jan. 2, 2020	352
		$1.18495		$1,520		$1.12625		$1,358

On February 10, 2021, the Board of Directors declared a quarterly dividend of $0.3112 per share on our issued and outstanding TELUS Corporation Common Shares payable on April 1, 2021, to holders of record at the close of business on March 11, 2021. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on March 11, 2021.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the year ended December 31, 2020, of $524 million (2019 – $256 million) were to be reinvested in TELUS Corporation Common Shares.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

38 | December 31, 2020

notes to consolidated financial statements

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

		2020			2019
Years ended December 31 (millions)	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted share units	(b)	$131	$(109)	$22	$107	$(112)	$(5)
Employee share purchase plan	(c)	33	(33)	—	37	(37)	—
Share option awards	(d)	9	(4)	5	3	—	3
		$173	$(146)	$27	$147	$(149)	$(2)

For the year ended December 31, 2020, the associated operating cash outflows in respect of restricted share units were net of cash inflows arising from cash-settled equity forward agreements of $4 million (2019 – $13 million). For the year ended December 31, 2020, the income tax benefit arising from share-based compensation was $43 million (2019 – $39 million).

(b)	Restricted share units

General

We use restricted share units as a form of retention and incentive compensation. Each restricted share unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding equity shares at the grant date, other than for the notional subset of our restricted share units affected by the relative total shareholder return performance condition (which have their grant-date fair value determined using a Monte Carlo simulation). The restricted share units generally become payable when vesting is complete and typically vest over a period of 33 months (the requisite service period). The vesting method of restricted share units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted share units outstanding are cliff-vesting. Accounting for restricted share units, as either equity instruments or liability instruments, is based upon the expected manner of their settlement when they are granted. Grants of restricted share units prior to fiscal 2019 are accounted for as liability instruments, as the associated obligation is normally cash-settled.

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2020 and 2019 are accounted for as equity-settled, as that was their expected manner of settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at December 31	2020*	2019*
Restricted share units without market performance conditions
Restricted share units with only service conditions	5,718,328	6,186,854
Notional subset affected by total customer connections performance condition	298,957	282,100
	6,017,285	6,468,954
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	896,870	846,298
	6,914,155	7,315,252

 * Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

December 31, 2020 | 39

notes to consolidated financial statements

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

	2020			2019
	Number of restricted		Weighted	Number of restricted		Weighted
	share units [1]		average	share units [1]		average
			grant-date			grant-date
Years ended December 31	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period *
Non-vested	6,468,954	—	$23.37	6,387,040	—	$22.42
Vested	—	30,800	$22.02	—	126,766	$22.45
Granted
Initial award	3,199,809	—	$25.36	4,092,094	—	$23.82
In lieu of dividends	428,750	624	$23.08	333,600	578	$23.62
Vested	(3,696,539)	3,696,539	$23.14	(4,004,162)	4,004,162	$22.28
Settled in cash	—	(3,053,349)	$22.82	—	(4,100,706)	$22.28
Settled in equity	—	(644,744)	$24.17	—	—	$—
Forfeited	(383,689)	—	$23.82	(339,618)	—	$22.65
Outstanding, end of period
Non-vested	6,017,285	—	$24.55	6,468,954	—	$23.37
Vested	—	29,870	$24.58	—	30,800	$22.02

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

	2020				2019

	US$ denominated								Canadian $ denominated
	Number of restricted				Number of restricted				Number of
	share units		Weighted		share units		Weighted		vested	Weighted
			average grant-				average grant-		restricted	average grant-
Years ended December 31	Non-vested	Vested	date fair value		Non-vested	Vested	date fair value		share units	date fair value
Outstanding, beginning of period [1]
Non-vested	2,093,603	—	US$	6.11	2,527,704	—	US$	5.71	—	$—
Vested	—	—	US$	—	—	—	US$	—	145,346	$4.75
Granted	357,966	—	US$	11.11	836,145	—	US$	7.32	—	$—
Vested	(982,395)	982,395	US$	5.95	(1,186,524)	1,186,524	US$	5.10	—	$—
Settled in cash	—	(982,395)	US$	5.95	—	(1,186,524)	US$	5.10	(145,346)	$4.75
Forfeited	(85,532)	—	US$	7.00	(83,722)	—	US$	5.94	—	$—
Outstanding, end of period – non-vested	1,383,642	—	US$	7.94	2,093,603	—	US$	6.11	—	$—

1	Amounts reflect retrospective application of February 4, 2021, 4.5-for-one share subdivision which occurred in connection with TELUS International (Cda) Inc.’s initial public offering of shares (see Note 28(d)).

(c)	Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, TELUS Corporation Common Share dividends declared during the year ended December 31, 2020, of $37 million (2019 – $34 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with no discount applicable prior to October 1, 2019; subsequent to that date, a discount was applicable, as set out in Note 13(b).

(d)	Share option awards

General

We use share option awards as a form of retention and incentive compensation. We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period). The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting.

 * Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

40 | December 31, 2020

notes to consolidated financial statements

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares in respect of TELUS Corporation share options and the average historical volatility in the prices of a peer group’s shares in respect of TELUS International (Cda) Inc. share options. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

TELUS Corporation share options

Employees may be granted options to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. Share option awards granted in fiscal 2020 were for front-line employees; no share option awards were granted in fiscal 2019.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Year ended December 31, 2020	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period*	—	$—
Granted	3,171,600	$21.57
Forfeited	(156,900)	$21.29
Outstanding, end of period	3,014,700	$21.59

1	The weighted average remaining contractual life is 6.3 years. No options were exercisable as at the balance sheet date.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Year ended December 31, 2020
Share option award fair value (per share option)	$0.65
Risk-free interest rate	0.95%
Expected lives [1] (years)	4.25
Expected volatility	12.3%
Dividend yield	5.4%

1	The maximum contractual term of the share option awards granted in 2020 was seven years.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. subordinate voting share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

 * Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

December 31, 2020 | 41

notes to consolidated financial statements

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Years ended December 31	2020					2019
	US$ denominated			Canadian $ denominated		US$ denominated			Canadian $ denominated
	Number of share options	Weighted average share option price [2]		Number of share options	Share option price [3]	Number of share options	Weighted average share option price [2]		Number of share options	Share option price [3]
Outstanding, beginning of period [1]	4,484,790	US$	6.91	242,244	$4.75	3,864,308	US$	6.63	242,244	$4.75
Granted	—	US$	—	—	$—	620,482	US$	8.46	—	$—
Exercised	(562,734)	US$	6.21	—	$—	—	US$	—	—	$—
Outstanding, end of period	3,922,056	US$	6.94	242,244	$4.75	4,484,790	US$	6.91	242,244	$4.75
Exercisable, end of period	3,267,423	US$	6.58	242,244	$4.75	—	US$	—	—	$—

1	Amounts reflect retrospective application of February 4, 2021, 4.5-for-one share subdivision which occurred in connection with TELUS International (Cda) Inc.’s initial public offering of shares (see Note 28(d)).

2	The range of share option prices is US$4.87 – US$8.95 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 6.4 years.

3	The weighted average remaining contractual life is 5.6 years.

15	employee future benefits

We have a number of defined benefit and defined contribution plans that provide pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2020 and 2019, all registered defined benefit pension plans were closed to substantially all new participants and substantially all benefits had vested. The benefit plans in which our employees are participants reflect developments in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total defined benefit obligation accrued. The plan contains a supplemental benefit account that may provide indexation of up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years of remuneration in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan, which with certain limited exceptions ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total defined benefit obligation accrued, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits above the base level. At an enhanced level of pension benefits, the plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total defined benefit obligation accrued. The plan has no indexation and pensionable remuneration is determined by the average of the best four years of remuneration.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration. The plan comprises less than one-tenth of our total defined benefit obligation accrued.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. These plans comprise less than 5% of our total defined benefit obligation accrued.

42 | December 31, 2020

notes to consolidated financial statements

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts (the current contract will expire on December 31, 2021), and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan, and we are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2020 and 2019, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employees.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We primarily offer three defined contribution pension plans, which are contributory, and these are the primary pension plans that we sponsor that are available to our non-unionized and certain of our unionized employees. For the years ended December 31, 2020 and 2019, employees could generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings; generally, we match 100% of contributions of employees up to 5% of their pensionable earnings and 80% of contributions of employees greater than that. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory and, as at December 31, 2020 and 2019, non-funded, included a healthcare plan for retired employees and a life insurance plan, both of which ceased accepting new participants on January 1, 1997.

(a)	Defined benefit pension plans – funded status overview

Information concerning our defined benefit pension plans, in aggregate, is as follows:

As at December 31 (millions)	2020	2019
PRESENT VALUE OF THE DEFINED BENEFIT OBLIGATIONS
Balance, beginning of year	$9,684	$8,723
Current service cost	111	91
Past service cost	3	—
Interest expense	297	335
Actuarial loss (gain) arising from:
Demographic assumptions	67	20
Financial assumptions	836	984
Benefits paid	(477)	(469)
Balance, end of year	10,521	9,684
PLAN ASSETS
Fair value, beginning of year	9,380	9,043
Return on plan assets
Notional interest income on plan assets at discount rate	285	344
Actual return on plan assets (less than) greater than discount rate	480	408
Contributions
Employer contributions (d)	51	41
Employees’ contributions	19	19
Benefits paid	(477)	(469)
Administrative fees	(7)	(6)
Fair value, end of year	9,731	9,380
Effect of asset ceiling limit
Beginning of year	(121)	(263)
Change	(2)	142
End of year	(123)	(121)
Fair value of plan assets at end of year, net of asset ceiling limit	9,608	9,259
FUNDED STATUS – PLAN SURPLUS (DEFICIT)	$(913)	$(425)

The measurement date used to determine the plan assets and defined benefit obligations accrued was December 31.

December 31, 2020 | 43

notes to consolidated financial statements

(b)	Defined benefit pension plans – details

Expense

Our defined benefit pension plan expense was as follows:

Years ended December 31 (millions)	2020				2019
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$92	$—	$—	$92	$72	$—	$—	$72
Past service cost	3	—	—	3	—	—	—	—
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	297	—	297	—	335	—	335
Return, including interest income, on plan assets [1]	—	(285)	(480)	(765)	—	(344)	(408)	(752)
Interest effect on asset ceiling limit	—	4	—	4	—	10	—	10
	—	16	(480)	(464)	—	1	(408)	(407)
Administrative fees	7	—	—	7	6	—	—	6
Re-measurements arising from:
Demographic assumptions	—	—	67	67	—	—	20	20
Financial assumptions	—	—	836	836	—	—	984	984
	—	—	903	903	—	—	1,004	1,004
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	(2)	(2)	—	—	(152)	(152)
	$102	$16	$421	$539	$78	$1	$444	$523

1	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

Disaggregation of defined benefit pension plan funding status

Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

	2020				2019
As at December 31 (millions)	Defined benefit obligations accrued	Plan assets	Difference (Notes 20, 27)	PBSR solvency position [1]	Defined benefit obligations accrued	Plan assets	Difference (Notes 20, 27)	PBSR solvency position [1]
Pension plans that have plan assets in excess of defined benefit obligations accrued	$708	$721	$13	$524	$8,277	$8,432	$155	$473
Pension plans that have defined benefit obligations accrued in excess of plan assets
Funded	9,550	8,887	(663)	(149)	1,167	827	(340)	(101)
Unfunded	263	—	(263)	N/A [2]	240	—	(240)	N/A [2]
	9,813	8,887	(926)	(149)	1,407	827	(580)	(101)
	$10,521	$9,608	$(913)	$375	$9,684	$9,259	$(425)	$372
Defined benefit obligations accrued owed to:
Active members	$2,461				$2,184
Deferred members	561				513
Pensioners	7,499				6,987
	$10,521				$9,684

1	The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (d)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (d)); as a result, the PBSR solvency positions in this table as at December 31, 2020 and 2019, are interim estimates and updated estimates, respectively. The interim estimate as at December 31, 2019, was a net surplus of $568.

Interim estimated solvency ratios as at December 31, 2020, ranged from 95% to 109% (2019 – updated estimate is 96% to 109%; interim estimate was 98% to 112%) and the estimated three-year average solvency ratios, adjusted as required by the PBSR, ranged from 97% to 109% (2019 – updated estimate is 97% to 108%; interim estimate was 98% to 109%).

The solvency valuation effectively uses the fair value (excluding any asset ceiling limit effects) of the funded defined benefit pension plan assets (adjusted for theoretical wind-up expenses) to measure the solvency assets. Although the defined benefit obligations accrued and the solvency liabilities are calculated

44 | December 31, 2020

notes to consolidated financial statements

similarly, the assumptions used for each differ, primarily in respect of retirement ages and discount rates, and the solvency liabilities, due to the required assumption that each plan is terminated on the valuation date, do not reflect assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the defined benefit obligations accrued, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 2.60% (2019 – 2.90%). A hypothetical decrease of 25 basis points in the composite weighted average discount rate would result in a $330 decrease in the PBSR solvency position as at December 31, 2020 (2019 – $295); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

2	PBSR solvency position calculations are not required for the non-registered, unfunded pension plans.

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2020	2019	2020	2019	2020	2019
Asset class
Equity securities
Canadian	$1,044	$979	$849	$787	$195	$192
Foreign	2,699	2,405	685	663	2,014	1,742
Debt securities
Issued by national, provincial or local governments	1,453	1,698	1,225	1,519	228	179
Corporate debt securities	2,087	1,628	—	—	2,087	1,628
Asset-backed securities	32	30	—	—	32	30
Commercial mortgages	803	1,012	—	—	803	1,012
Cash, cash equivalents and other	528	621	20	21	508	600
Real estate	1,085	1,007	—	—	1,085	1,007
	9,731	9,380	$2,779	$2,990	$6,952	$6,390
Effect of asset ceiling limit	(123)	(121)
	$9,608	$9,259

As at December 31, 2020, pension benefit trusts that we administered held no TELUS Corporation Common Shares and held debt of TELUS Corporation with a fair value of approximately $2 million (2019 – $2 million) (see (c) – Allowable and prohibited investment types). As at December 31, 2020 and 2019, pension benefit trusts that we administered did not lease real estate to us.

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2020, are as follows:

Years ending December 31 (millions)
2021	$473
2022	480
2023	484
2024	489
2025	493
2026-2030	2,513

(c)	Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the designated governing body. The SIPP guidelines and limits are further governed by the permitted investments and

December 31, 2020 | 45

notes to consolidated financial statements

lending limits set out in the Pension Benefits Standards Regulations, 1985. As well as conventional investments, each fund’s SIPP may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken and no guidelines and limits established in the SIPP are violated. Internally and externally managed funds are not permitted to directly invest in our securities and are prohibited from increasing grandfathered investments in our securities; any such grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20% – 30% of total plan assets) of the plans’ investment in equity securities is allocated to foreign equity securities with the intent of further diversifying plan assets. Debt securities may include a meaningful allocation to mortgages, with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities may also include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2020, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 14.1 years (2019 – 13.7 years) and of the other defined benefit plans was 5.8 years (2019 – 6.2 years). Compensation for liquidity issues that may otherwise have arisen from the mismatching of plan assets and benefit obligations is provided by broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from those diversified investment holdings.

Asset allocations

Our defined benefit pension plans’ target asset allocations and actual asset allocations are as follows:

	Target allocation	Percentage of plan assets at end of year
Years ended December 31	2021	2020	2019
Equity securities	25-55%	38%	36%
Debt securities	40-75%	51%	53%
Real estate	10-30%	11%	11%
Other	0-15%	—	—
		100%	100%

(d)	Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that current service costs be funded, and that both going-concern and solvency valuations be performed on a specified periodic basis.

•	Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities on a projected benefit basis.
•	As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s average solvency liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. So as to manage the risk of overfunding the plans, which results from the solvency valuation for funding purposes utilizing average solvency ratios, our funding may include the provision of letters of credit. As at December 31, 2020, undrawn letters of credit in the amount of $108 million (2019 – $173 million) secured certain obligations of the defined benefit pension plans, including non-registered unfunded plans.

Our best estimate of fiscal 2021 employer contributions to our defined benefit plans is approximately $51 million for defined benefit pension plans. This estimate is based upon the mid-year 2020 annual funding valuations that were prepared by

46 | December 31, 2020

notes to consolidated financial statements

actuaries using December 31, 2019, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2021.

(e)	Assumptions

As referred to in Note 1(b), management is required to make significant estimates related to certain actuarial and economic assumptions that are used in determining defined benefit pension costs, defined benefit obligations accrued and pension plan assets. These significant estimates are of a long-term nature, consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2020 and 2019, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables.

Financial assumptions

The discount rate, which is used to determine a plan’s defined benefit obligations accrued, is based upon the yield on long-term, high-quality, fixed-term investments, and is set annually. The rate of future increases in compensation is based upon current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and used in measuring our defined benefit obligations accrued are as follows:

	2020	2019
Discount rate [1] used to determine:
Net benefit costs for the year ended December 31	3.10%	3.90%
Defined benefit obligations accrued as at December 31	2.50%	3.10%
Current service cost in subsequent fiscal year	2.70%	3.20%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	2.90%	2.80%
Defined benefit obligations accrued as at December 31	2.90%	2.90%

1   The discount rate disclosed in this table reflects the computation of an average discount rate that replicates the timing of the obligation cash flows.

Sensitivity of key assumptions

The sensitivity of our key assumptions for our defined benefit pension plans was as follows:

Years ended, or as at, December 31	2020		2019
Increase (decrease) (millions)	Change in obligations	Change in expenses	Change in obligations	Change in expenses
Sensitivity of key demographic assumptions to an increase of one year [1] in life expectancy	$349	$11	$297	$9
Sensitivity of key financial assumptions to a hypothetical decrease of 25 basis points [1] in:
Discount rate	$386	$15	$342	$13
Rate of future increases in compensation	$(36)	$(3)	$(32)	$(4)

1	These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a variation in assumptions of one year or 25 basis points generally cannot be extrapolated because the relationship of the change in an assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligations or change in expenses is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in the discount rate may result in changes in expectations about the rate of future increases in compensation), which might magnify or counteract the sensitivities.

(f)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2020	2019
Union pension plan and public service pension plan contributions	$21	$22
Other defined contribution pension plans	73	70
	$94	$92

We expect that our 2021 union pension plan and public service pension plan contributions will be approximately $22 million.

(g)	Other defined benefit plans

For the year ended December 31, 2020, other defined benefit plan current service cost was $3 million (2019 – $2 million), financing cost was $NIL (2019 – $NIL) and other re-measurements recorded in other comprehensive income were $NIL (2019 – $4 million). Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2020, are $1 million annually for the five-year period from 2021 to 2025 and $5 million for the five-year period from 2026 to 2030.

December 31, 2020 | 47

notes to consolidated financial statements

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; adverse retrospective regulatory decisions; and certain incremental atypical costs incurred in connection with the COVID-19 pandemic.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Years ended December 31 (millions)	2020	2019	2020	2019	2020	2019
Goods and services purchased	$160	$56	$49	$9	$209	$65
Employee benefits expense	49	63	1	6	50	69
	$209	$119	$50	$15	$259	$134

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2020, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the year ended December 31, 2020, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

Also during the year ended December 31, 2020, other costs were incurred in connection with the COVID-19 pandemic. Incremental costs were incurred due to proactive steps we elected to take to keep our customers and employees safe, including adjustments to the frequency of real estate cleaning and maintenance, among other items. As well, costs that have been incurred in the normal course but which are unable to contribute normally to the earning of revenues have been deemed atypical.

48 | December 31, 2020

notes to consolidated financial statements

17	property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2019		$29,855	$3,273	$1,173	$48	$779	$35,128	$101	$1,011	$31	$1,143	$36,271
Additions [1]		1,073	42	84	—	1,217	2,416	219	274	16	509	2,925
Additions arising from business acquisitions		127	3	12	—	—	142	—	12	11	23	165
Dispositions, retirements and other		(644)	(125)	(48)	—	—	(817)	(101)	(18)	2	(117)	(934)
Assets under construction put into service		1,302	121	152	—	(1,575)	—	—	—	—	—	—
Net foreign exchange differences		—	—	—	—	—	—	—	(12)	—	(12)	(12)
As at December 31, 2019		31,713	3,314	1,373	48	421	36,869	219	1,267	60	1,546	38,415
Additions [1]		998	43	62	5	1,191	2,299	282	224	24	530	2,829
Additions arising from business acquisitions	18(b)	4	22	12	—	—	38	—	74	6	80	118
Dispositions, retirements and other		(497)	(70)	(142)	—	—	(709)	(2)	(64)	(8)	(74)	(783)
Assets under construction put into service		752	119	100	1	(972)	—	—	—	—	—	—
Net foreign exchange differences		2	—	(2)	—	—	—	—	5	—	5	5
As at December 31, 2020		$32,972	$3,428	$1,403	$54	$640	$38,497	$499	$1,506	$82	$2,087	$40,584
ACCUMULATED DEPRECIATION
As at January 1, 2019		$20,299	$2,050	$789	$—	$—	$23,138	$1	$—	$—	$1	$23,139
Depreciation [2]		1,473	120	135	—	—	1,728	13	177	11	201	1,929
Dispositions, retirements and other		(712)	(118)	(49)	—	—	(879)	(8)	(3)	5	(6)	(885)
As at December 31, 2019		21,060	2,052	875	—	—	23,987	6	174	16	196	24,183
Depreciation [2]		1,547	127	158	—	—	1,832	37	221	17	275	2,107
Dispositions, retirements and other		(489)	(70)	(142)	—	—	(701)	—	(16)	(6)	(22)	(723)
Net foreign exchange differences		2	—	(2)	—	—	—	—	3	—	3	3
As at December 31, 2020		$22,120	$2,109	$889	$—	$—	$25,118	$43	$382	$27	$452	$25,570
NET BOOK VALUE
As at December 31, 2019		$10,653	$1,262	$498	$48	$421	$12,882	$213	$1,093	$44	$1,350	$14,232
As at December 31, 2020		$10,852	$1,319	$514	$54	$640	$13,379	$456	$1,124	$55	$1,635	$15,014

1	For the year ended December 31, 2020, additions include $157 (2019 – $153) in respect of asset retirement obligations (see Note 25).
2	For the year ended December 31, 2020, depreciation includes $23 (2019 – $5) in respect of impairment of real estate right-of-use lease assets.

As at December 31, 2020, our contractual commitments for the acquisition of property, plant and equipment totalled $235 million over a period ending December 31, 2022 (2019 – $136 million over a period ending December 31, 2022).

December 31, 2020 | 49

notes to consolidated financial statements

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base	Software [1]	Access to rights-of-way, crowdsource assets and other [1]	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2019		$616	$5,092	$103	$341	$6,152	$8,694	$14,846	$5,111	$19,957
Additions		—	60	8	592	660	1,217	1,877	—	1,877
Additions arising from business acquisitions		453	205	2	—	660	—	660	593	1,253
Dispositions, retirements and other (including capitalized interest)	9	(29)	(166)	24	—	(171)	26	(145)	—	(145)
Assets under construction put into service		—	679	—	(679)	—	—	—	—	—
Net foreign exchange differences		(8)	—	—	—	(8)	—	(8)	(33)	(41)
As at December 31, 2019		1,032	5,870	137	254	7,293	9,937	17,230	5,671	22,901
Additions		—	88	4	548	640	—	640	—	640
Additions arising from business acquisitions	(b)	1,736	357	271	—	2,364	9	2,373	1,887	4,260
Dispositions, retirements and other (including capitalized interest)	9	100	(421)	(41)	—	(362)	(36)	(398)	—	(398)
Assets under construction put into service		—	586	—	(586)	—	—	—	—	—
Net foreign exchange differences		47	(1)	—	—	46	—	46	41	87
As at December 31, 2020		$2,915	$6,479	$371	$216	$9,981	$9,910	$19,891	$7,599	$27,490
ACCUMULATED AMORTIZATION
As at January 1, 2019		$226	$3,621	$65	$—	$3,912	$—	$3,912	$364	$4,276
Amortization		70	573	5	—	648	—	648	—	648
Dispositions, retirements and other		(11)	(166)	1	—	(176)	—	(176)	—	(176)
As at December 31, 2019		285	4,028	71	—	4,384	—	4,384	364	4,748
Amortization		215	671	19	—	905	—	905	—	905
Dispositions, retirements and other		(10)	(424)	6	—	(428)	—	(428)	—	(428)
Net foreign exchange differences		5	(1)	—	—	4	—	4	—	4
As at December 31, 2020		$495	$4,274	$96	$—	$4,865	$—	$4,865	$364	$5,229
NET BOOK VALUE
As at December 31, 2019		$747	$1,842	$66	$254	$2,909	$9,937	$12,846	$5,307	$18,153
As at December 31, 2020		$2,420	$2,205	$275	$216	$5,116	$9,910	$15,026	$7,235	$22,261

1	Amounts for software, access to rights-of-way, crowdsource assets and other and goodwill arising from business acquisitions for the year ended December 31, 2019, have been adjusted as set out in (c).
2	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at December 31, 2020, our contractual commitments for the acquisition of intangible assets totalled $56 million over a period ending December 31, 2024 (2019 – $45 million over a period ending December 31, 2024).

50 | December 31, 2020

notes to consolidated financial statements

(b)	Business acquisitions

Competence Call Center

On January 31, 2020, we acquired 100% of Competence Call Center, a provider of higher-value-added business services with a focus on customer relationship management and content moderation. The acquisition is complementary to, and was made with a view to growing, our existing lines of business and has been consolidated with our TELUS International (Cda) Inc. subsidiary.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Mobile Service Centre Canada Ltd. (d.b.a. Mobile Klinik)

On July 1, 2020, we acquired 100% of Mobile Klinik, a storefront wireless device repair and sales business complementary to our existing wireless lines of business. Consideration includes contingent consideration of $34 million, payment of which is dependent upon achieving revenue, profitability, store expansion and wireless subscriber addition targets through 2023. The investment was made with a view to growing our wireless business.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

AFS Technologies Inc.

On August 19, 2020, we acquired 100% of AFS Technologies Inc., a business complementary to our existing technology-related lines of business that provides trade promotion and supply chain software solutions to consumer packaged goods companies, food distributors and food manufacturers. The investment was made with a view to growing our existing smart data solutions business.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Equinoxe Virtual Clinic Corp. (d.b.a. EQ Care)

On December 16, 2020, we acquired 100% of EQ Care, a business complementary to our existing lines of healthcare business. As partial consideration for the acquired business, one of our subsidiaries issued shares to the selling shareholders and we concurrently provided a written put option on those subsidiary shares to those selling shareholders. The fair value of the puttable shares at the EQ Care acquisition date has been accounted for as a provision (see Note 25).

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

Lionbridge AI

On December 31, 2020, we acquired 100% of an artificial intelligence-enablement business, Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc. The acquisition is complementary to, and was made with a view to growing, our existing lines of business and the acquired business has been consolidated with our TELUS International (Cda) Inc. subsidiary.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Individually immaterial transactions

During the year ended December 31, 2020, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low

December 31, 2020 | 51

notes to consolidated financial statements

level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	Competence Call Center	Mobile Klinik	AFS Technologies	EQ Care	Lionbridge AI	Individually immaterial transactions	Total [1]
Assets
Current assets
Cash	$90	$2	$35	$3	$3	$18	$151
Accounts receivable [2]	64	4	19	2	52	20	161
Other	2	4	2	—	—	9	17
	156	10	56	5	55	47	329
Non-current assets
Property, plant and equipment
Owned assets	21	11	1	—	—	5	38
Right-of-use lease assets	43	17	7	—	3	10	80
Intangible assets subject to amortization [3]	754	61	369	164	819	197	2,364
Intangible assets with indefinite lives	—	—	—	—	—	9	9
Other	2	—	—	—	—	4	6
	820	89	377	164	822	225	2,497
Total identifiable assets acquired	976	99	433	169	877	272	2,826
Liabilities
Current liabilities
Accounts payable and accrued liabilities	42	4	22	9	28	23	128
Income and other taxes payable	63	—	1	35	7	2	108
Advance billings and customer deposits	—	—	20	—	1	22	43
Current maturities of long-term debt	11	8	7	—	1	9	36
	116	12	50	44	37	56	315
Non-current liabilities
Long-term debt	216	13	120	—	2	8	359
Other long-term liabilities	—	—	3	—	1	2	6
Deferred income taxes	215	11	101	4	237	39	607
	431	24	224	4	240	49	972
Total liabilities assumed	547	36	274	48	277	105	1,287
Net identifiable assets acquired	429	63	159	121	600	167	1,539
Goodwill	726	106	156	134	596	169	1,887
Net assets acquired	$1,155	$169	$315	$255	$1,196	$336	$3,426
Acquisition effected by way of:
Cash consideration	$1,155	$129	$315	$140	$1,196	$304	$3,239
Provisions	—	37	—	115	—	24	176
Pre-existing relationship effectively settled	—	3	—	—	—	—	3
Issue of TELUS Corporation Common Shares	—	—	—	—	—	8	8
	$1,155	$169	$315	$255	$1,196	$336	$3,426

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.
2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.
3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over periods of 8-15 years; software is expected to be amortized over periods of 3-10 years; and other intangible assets are expected to be amortized over periods of 2-8 years.

52 | December 31, 2020

notes to consolidated financial statements

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2020 year.

Year ended December 31, 2020 (millions except per share amounts)	As reported [1]	Pro forma [2]
Operating revenues and other income	$15,463	$16,054
Net income	$1,260	$1,166
Net income per Common Share*
Basic	$0.95	$0.89
Diluted	$0.94	$0.88

1	Operating revenues and other income, and net income, for the year ended December 31, 2020, include: $531 and $(2), respectively, in respect of Competence Call Center; $13 and $(11), respectively, in respect of Mobile Klinik; $40 and $(9), respectively, in respect of AFS Technologies; and $1 and $(1), respectively, in respect of EQ Care.

2	Pro forma amounts for the year ended December 31, 2020, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the period presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)	Business acquisitions – prior period

In 2019, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2019, purchase price allocations had not been finalized. During the year ended December 31, 2020, the preliminary acquisition-date values for software, other intangible assets, goodwill and deferred income taxes were increased (decreased) by $32 million, $2 million, $(24 million) and $10 million, respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition.

(d)	Intangible assets with indefinite lives – spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Innovation, Science and Economic Development Canada, which are used for the provision of both mobile and fixed wireless services. The spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of our assessment of the combination of these significant factors, we currently consider our spectrum licences to have indefinite lives and, as referred to in Note 1(b), this represents a significant judgment for us.

(e)	Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(f), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and, as referred to in Note 1(b), this test represents a significant estimate for us, while also requiring significant judgments to be made. Also as referred to in Note 1(b), effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations and this is expected to reflect a concurrent redetermination of cash-generating units; although the future annual testing is expected to commensurately change to reflect this redetermination, the December 2020 and December 2019 annual tests reflect the historical distinction.

The carrying values allocated to intangible assets with indefinite lives and goodwill are set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2020	2019	2020	2019 [1]	2020	2019
Wireless	$9,910	$9,937	$2,890	$2,890	$12,800	$12,827
Wireline	—	—	4,345	2,417	4,345	2,417
	$9,910	$9,937	$7,235	$5,307	$17,145	$15,244

1	The goodwill balance for wireline as at December 31, 2019, has been adjusted, as set out in (c).

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

December 31, 2020 | 53

notes to consolidated financial statements

The recoverable amounts of the cash-generating units’ assets have been determined based on a fair value less costs of disposal calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future. Recoverable amounts based on fair value less costs of disposal calculations are categorized as Level 3 fair value measures.

We validate our recoverable amount calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market value.

Key assumptions

The fair value less costs of disposal calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both wireless and wireline operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2020 annual impairment test purposes, at a consolidated post-tax notional rate of 7.0% (2019 – 7.0%). For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2020 annual impairment test purposes, generally using perpetual growth rates of 2.00% (2019 – 2.00%) for each of the wireless cash-generating unit and the wireline cash-generating unit; these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating units is based would not cause the cash-generating units’ carrying values (including the intangible assets with indefinite lives and the goodwill allocated to each cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2020 annual impairment test, a component of which was hypothetical changes in the future weighted average cost of capital. Stress testing included a scenario of moderate declines in annual cash flows with all other assumptions being held constant; under this scenario, we would be able to recover the carrying values of our intangible assets with indefinite lives and goodwill for the foreseeable future.

19	leases

We have the right of use of land, buildings and equipment under leases. Most of our leases for real estate that we use for office, retail or network (including wireless site) purposes typically have options to extend the lease terms, which we use to protect our investment in leasehold improvements (including wireless site equipment), to mitigate relocation risk and/or which reflect the importance of the underlying real estate right-of-use lease assets to our operations. Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment in respect of lease terms for leased real estate utilized in connection with our telecommunications infrastructure, more so than for any other right-of-use lease assets, routinely includes periods covered by options to extend the lease terms, as we are reasonably certain that we will extend such leases.

In the normal course of operations, there are future non-executory cash outflows in respect of leases to which we are potentially exposed and which are not included in our lease liabilities as at the reporting date. A significant, and increasing, portion of our wireless site lease payments have consumer price index-based price adjustments and such adjustments result in future periodic re-measurements of the lease liabilities with commensurate adjustments to the associated real estate right-of-use lease assets (and associated future depreciation amounts); these adjustments would represent our current variable lease payments. As well, we routinely and necessarily commit to leases that have not yet commenced.

54 | December 31, 2020

notes to consolidated financial statements

As mandated by Innovation, Science and Economic Development Canada, telecommunications companies are obligated to allow, on their real estate assets owned, on their real estate right-of-use lease assets and/or on their owned-equipment situated on real estate right-of-use lease assets, competitors to co-locate telecommunications infrastructure equipment. Of our real estate right-of-use lease assets used for purposes of situating telecommunications infrastructure equipment, approximately one-fifth have subleases that we, as lessor, account for as operating leases.

Maturity analyses of lease liabilities are set out in Note 4(c) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

Years ended December 31 (millions)	Note	2020	2019
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$17	$18
Other sublet revenue included in other income	7	$4	$2
Lease payments		$434	$400

20	other long-term assets

As at December 31 (millions)	Note	2020	2019
Pension assets	15(b)	$13	$155
Unbilled customer finance receivables	4(b)	361	225
Derivative assets	4(h)	40	76
Costs incurred to obtain or fulfill a contract with a customer		103	109
Real estate joint venture advances	21(b)	114	104
Investment in real estate joint venture	21(b)	1	3
Investment in associate	21	69	—
Portfolio investments [1]		236	110
Prepaid maintenance		50	55
Other		119	82
		$1,106	$919

[1]	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

	2020			2019
	Costs incurred to			Costs incurred to
Years ended December 31 (millions)	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$344	$14	$358	$356	$15	$371
Additions	261	4	265	288	4	292
Amortization	(282)	(7)	(289)	(300)	(5)	(305)
Balance, end of period	$323	$11	$334	$344	$14	$358
Current [1]	$225	$6	$231	$243	$6	$249
Non-current	98	5	103	101	8	109
	$323	$11	$334	$344	$14	$358

1	Presented in the Consolidated statements of financial position in prepaid expenses.

21	real estate joint ventures and investment in associate

(a)	General

Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, completed in 2020, was to be built to the LEED Platinum standard.

Associate

On January 13, 2020, for cash consideration of approximately $73 million, we acquired a 28% basic equity interest in Miovision Technologies Incorporated, an associate that is complementary to, and is viewed to grow, our existing Internet

December 31, 2020 | 55

notes to consolidated financial statements

of Things business; our judgment is that we obtained significant influence over the associate concurrent with obtaining the newly acquired equity interest.

(b)	Real estate joint ventures

Summarized financial information

As at December 31 (millions)	2020	2019	As at December 31 (millions)	2020	2019
ASSETS			LIABILITIES AND OWNERS’ EQUITY
Current assets			Current liabilities
Cash and temporary investments, net	$11	$15	Accounts payable and accrued liabilities	$21	$25
Other	18	18	Construction holdback liabilities	—	15
			Construction credit facilities	342	—
	29	33		363	40
Non-current assets			Non-current liabilities
Investment property	332	—	Construction credit facilities	—	312
Investment property under development	—	318	Other	—	3
Other	13	2
	345	320		—	315
				363	355
			Owners’ equity
			TELUS [1]	5	1
			Other partners	6	(3)
				11	(2)
	$374	$353		$374	$353

1	The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

Years ended December 31 (millions)	2020	2019
Revenue	$2	$—
Depreciation and amortization	$3	$—
Interest expense [1]	$1	$—
Net income (loss) and comprehensive income (loss) [2]	$(42)	$(1)

1	During the year ended December 31, 2020, the real estate joint venture capitalized $4 (2019 – $12) of financing costs.

2	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

	2020			2019
Years ended December 31 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(14)	$(14)	$—	$(4)	$(4)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	4	—	4	4	—	4
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	10	—	10	35	—	35
Financing costs paid to us	(4)	—	(4)	(4)	—	(4)
Funds we advanced or contributed, excluding construction credit facilities	—	17	17	—	—	—
Funds repaid to us and earnings distributed	—	(1)	(1)	—	(3)	(3)
Net increase (decrease)	10	2	12	35	(7)	28
Real estate joint ventures carrying amounts
Balance, beginning of period	104	(2)	102	69	5	74
Valuation provision	—	(11)	(11)	—	—	—
Balance, end of period	$114	$(11)	$103	$104	$(2)	$102

1	Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.

56 | December 31, 2020

notes to consolidated financial statements

2	We account for our interests in the real estate joint ventures using the equity method of accounting. As at December 31, 2020 and 2019, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in long-term liabilities (Note 27).

3	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

Real estate joint ventures commitments and contingent liabilities

Construction commitments

As at December 31, 2020, the TELUS Sky real estate joint venture’s construction-related contractual commitments were approximately $17 million through to 2021 (2019 – $37 million through to 2020).

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing August 31, 2021, with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at December 31 (millions)	Note	2020	2019
Construction credit facilities commitment – TELUS Corporation
Undrawn	4(c)	$—	$10
Advances		114	104
		114	114
Construction credit facilities commitment – other		228	228
		$342	$342

22	short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (2019 – $500 million). The term of this revolving-period securitization agreement ends December 31, 2021, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (2019 – BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2020, we had sold to the trust (but continued to recognize) trade receivables of $123 million (2019 – $124 million). Short-term borrowings of $100 million (2019 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on our bilateral bank facilities.

23	accounts payable and accrued liabilities

As at December 31 (millions)	2020	2019
Accrued liabilities	$1,251	$1,091
Payroll and other employee-related liabilities	545	422
Restricted share units liability	18	77
	1,814	1,590
Trade accounts payable	855	892
Interest payable	173	160
Indirect taxes payable and other	120	107
	$2,962	$2,749

December 31, 2020 | 57

notes to consolidated financial statements

24	advance billings and customer deposits

As at December 31 (millions)	2020	2019
Advance billings	$551	$522
Deferred customer activation and connection fees	7	9
Customer deposits	34	14
Contract liabilities	592	545
Other	180	130
	$772	$675

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

Years ended December 31 (millions)	Note	2020	2019
Balance, beginning of period		$801	$811
Revenue deferred in previous period and recognized in current period		(577)	(648)
Net additions arising from operations		539	605
Additions arising from business acquisitions	18(b)	43	33
Balance, end of period		$806	$801
Current		$735	$718
Non-current	27
Deferred revenues		61	70
Deferred customer activation and connection fees		10	13
		$806	$801
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$735	$718
Reclassification to contract assets for contracts with contract liabilities less than contract assets		(133)	(166)
Reclassification from contract assets for contracts with contract assets less than contract liabilities		(10)	(7)
		$592	$545

25	provisions

(millions)	Asset retirement obligation	Employee-related	Written put options and contingent consideration	Other	Total
As at January 1, 2019	$336	$88	$282	$94	$800
Additions	15	64	32	73	184
Reversals	—	—	(17)	(6)	(23)
Uses	(5)	(88)	(62)	(69)	(224)
Interest effects [1]	149	—	11	—	160
Effects of foreign exchange, net	—	—	(19)	—	(19)
As at December 31, 2019	495	64	227	92	878
Additions	—	48	149	200	397
Reversals	(5)	(1)	(114)	(20)	(140)
Uses	(3)	(69)	(112)	(143)	(327)
Interest effects [1]	174	—	2	—	176
Effects of foreign exchange, net	—	—	13	—	13
As at December 31, 2020	$661	$42	$165	$129	$997
Current	$8	$36	$—	$29	$73
Non-current	653	6	165	100	924
As at December 31, 2020	$661	$42	$165	$129	$997

1	The difference of $160 (2019 – $138) between the asset retirement obligation interest effect in this table and the amount included in the amount disclosed in Note 9 is in respect of the change in the discount rates applicable to the provision, such difference being included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 17.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that

58 | December 31, 2020

notes to consolidated financial statements

the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for written put options are determined based on the net present value of estimated future earnings results and require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows for the written put options are expected prior to their initial exercisability and no cash outflows for contingent consideration are expected prior to completion of the periods in which the contingent consideration can be earned.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; contract termination costs and onerous contracts related to business acquisitions; and costs incurred in connection with the COVID-19 pandemic. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at December 31 (millions)	Note	2020	2019
Senior unsecured
TELUS Corporation senior notes	(b)	$15,021	$14,479
TELUS Corporation commercial paper	(c)	731	1,015
TELUS Communications Inc. debentures	(e)	622	621
Secured
TELUS International (Cda) Inc. credit facility	(f)	1,804	431
Other	(g)	273	267
		18,451	16,813
Lease liabilities	(h)	1,837	1,661
Long-term debt		$20,288	$18,474
Current		$1,432	$1,332
Non-current		18,856	17,142
Long-term debt		$20,288	$18,474

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice. On

December 31, 2020 | 59

notes to consolidated financial statements

or after the respective redemption present value spread cessation dates set out in the table below, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

								Principal face amount				Redemption present value spread
Series	Issued	Maturity	Issue price			Effective interest rate [1]		Originally issued		Outstanding at financial statement date		Basis points	Cessation date
3.60% Notes, Series CM	November 2013	January 2021 [2]		$997.15		3.65%		$400 million		$NIL		35 [3]	N/A
3.20% Notes, Series CO	April 2014	April 2021 [2]		$997.39		3.24%		$500 million		$NIL		30 [3]	Mar. 5, 2021
2.35% Notes, Series CT	March 2015	March 2022		$997.31		2.39%		$1.0 billion		$1.0 billion		35.5 [3]	Feb. 28, 2022
3.35% Notes, Series CJ	December 2012	March 2023		$998.83		3.36%		$500 million		$500 million		40 [3]	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%		$1.1 billion		$1.1 billion		36 [3]	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%		$800 million		$800 million		38.5 [3]	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%		$600 million		$600 million		53.5 [3]	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73		2.77%		$800 million		$800 million		33 [3]	May 8, 2026
2.80% U.S. Dollar Notes [4]	September 2016	February 2027	US$	991.89		2.89%		US$600 million		US$600 million		20 [5]	Nov. 16, 2026
3.70% U.S. Dollar Notes [4]	March 2017	September 2027	US$	998.95		3.71%		US$500 million		US$500 million		20 [5]	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25		2.39%		$600 million		$600 million		48 [3]	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%		$600 million		$600 million		37 [3]	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%		$1.0 billion		$1.0 billion		43.5 [3]	Feb. 2, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%		$600 million		$600 million		39.5 [3]	Nov. 19, 2029
2.05% Notes, Series CAD	October 2020	October 2030		$997.93		2.07%		$500 million		$500 million		38 [3]	July 7, 2030
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%		$600 million		$600 million		47 [3]	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%		$400 million		$400 million		50 [3]	May 26, 2043
4.85% Notes, Series CP	Multiple [6]	April 2044		$987.91	[6]	4.93	% [6]	$500 million	[6]	$900 million	[6]	46 [3]	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%		$400 million		$400 million		51.5 [3]	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%		$500 million		$500 million		60.5 [3]	July 29, 2045
4.70% Notes, Series CW	Multiple [7]	March 2048		$998.06	[7]	4.71	% [7]	$325 million	[7]	$475 million	[7]	58.5 [3]	Sept. 6, 2047
4.60% U.S. Dollar Notes [4]	June 2018	November 2048	US$	987.60		4.68%		US$750 million		US$750 million		25 [5]	May 16, 2048
4.30% U.S. Dollar Notes [4]	May 2019	June 2049	US$	990.48		4.36%		US$500 million		US$500 million		25 [5]	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [8]	February 2050		$997.54	[8]	3.97	% [8]	$400 million	[8]	$800 million	[8]	57.5 [3]	Aug. 16, 2049

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

2	On May 22, 2020, we exercised our right to early redeem, on June 23, 2020, all of our 3.60% Notes, Series CM and all of our 3.20% Notes, Series CO. The long-term debt prepayment premium recorded in the three-month period ended June 30, 2020, was $18 million before income taxes (see Note 9).

3	The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT, Series CU, Series CV, Series CW, Series CX, Series CY, Series CZ, Series CAA, Series CAB, Series CAC and Series CAD notes, for which it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

4	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

5	The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

6	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

7	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61% in March 2018.

8	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (2019 – $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due

60 | December 31, 2020

notes to consolidated financial statements

within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at December 31, 2020, we had $731 million (2019 – $1,015 million) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$574 million; 2019 – US$781 million), with an effective average interest rate of 0.33%, maturing through June 2021.

(d)	TELUS Corporation credit facility

As at December 31, 2020, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2023, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

The TELUS Corporation credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facility.

Continued access to the TELUS Corporation credit facility is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2020	2019
Net available	$1,519	$1,235
Backstop of commercial paper	731	1,015
Gross available	$2,250	$2,250

We had $190 million of letters of credit outstanding as at December 31, 2020 (2019 – $184 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility.

(e)	TELUS Communications Inc. debentures

The Series 3 and 5 Debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990. The Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995.

				Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	Basis points
10.65% Debentures, Series 3	June 1991	June 2021	$998.00	$175 million	$175 million	N/A (non-redeemable)
9.65% Debentures, Series 5 [2]	April 1992	April 2022	$972.00	$150 million	$249 million	N/A (non-redeemable)
8.80% Debentures, Series B	September 1995	September 2025	$995.10	$200 million	$200 million	15 [3]

1	Interest is payable semi-annually.
2	Series 4 Debentures were exchangeable, at the holder’s option, effective on April 8 of any year during the four-year period from 1996 to 1999, for Series 5 Debentures; $99 million of Series 4 Debentures were exchanged for Series 5 Debentures.
3	At any time prior to the maturity date set out in the table, the debentures are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and an interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)	TELUS International (Cda) Inc. credit facility

As at December 31, 2020, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025 (2019 – December 20, 2022), with a syndicate of financial institutions and, joined in 2020, by TELUS Corporation. The credit facility is comprised of US$620 million (2019 – US$350 million) (TELUS Corporation as an approximately 7.5% lender) and US$230 million (2019 – N/A) (TELUS Corporation as a 12.5% lender) revolving components and amortizing US$600 million (2019 – US$120 million) (TELUS Corporation as a 12.5% lender) and

December 31, 2020 | 61

notes to consolidated financial statements

US$250 million (2019 – N/A) term loan components. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 2.90% as at December 31, 2020.

	2020						2019
As at December 31 (millions)	Revolving components		Term loan components [1]		Total		Revolving component		Term loan component		Total
Available	US$	132	US$	N/A	US$	132	US$	121	US$	N/A	US$	121
Outstanding
Due to other		653		775		1,428		229		107		336
Due to TELUS Corporation		65		75		140		N/A		N/A		N/A
	US$	850	US$	850	US$	1,700	US$	350	US$	107	US$	457

1	We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on US$101 of the debt to a fixed rate of 2.64%.

Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$415 of the principal payments and associated interest obligations to European euro obligations with an effective fixed interest rate of 0.65% and an effective fixed economic exchange rate of US$1.0932:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. The TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed: 5.25:1.00 through fiscal 2021; 4.50:1.00 during fiscal 2022; and 3.75:1.00 subsequently. The quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

As set out in Note 28(d), in February 2021, TELUS International (Cda) Inc. made an initial public offering of subordinate voting shares; both TELUS Corporation and a TELUS International (Cda) Inc. non-controlling shareholder individually also offered subordinate voting shares in conjunction with the initial public offering. Through February 11, 2021, net proceeds of approximately $0.6 billion (US$0.5 billion) from the offering were used to reduce the amount of outstanding credit facility indebtedness.

(g)	Other

Other liabilities bear interest at 3.35%, are secured by the associated AWS-4 spectrum licences and a real estate holding, and are subject to amortization schedules, which results in the principal being repaid over the period to maturity, March 31, 2035.

(h)	Lease liabilities

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.45% as at December 31, 2020.

62 | December 31, 2020

notes to consolidated financial statements

(i)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debts owing as at December 31, 2020, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
Years ending December 31	Long-term debt, excluding	Leases		Long-term debt, excluding	Leases	Currency swap agreement amounts to be exchanged			Leases
(millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) [1]	Pay	Total	(Note 19)	Total
2021	$188	$396	$584	$803	$25	$(759)	$771	$840	$46	$1,470
2022	1,263	259	1,522	314	23	(28)	28	337	35	1,894
2023	530	134	664	33	19	(28)	28	52	30	746
2024	1,115	119	1,234	33	9	(28)	28	42	23	1,299
2025	1,016	93	1,109	1,366	6	(408)	457	1,421	13	2,543
2026-2030	4,789	267	5,056	1,401	9	(1,401)	1,459	1,468	32	6,556
Thereafter	4,168	275	4,443	1,592	—	(1,592)	1,646	1,646	13	6,102
Future cash outflows in respect of composite long-term debt principal repayments	13,069	1,543	14,612	5,542	91	(4,244)	4,417	5,806	192	20,610
Future cash outflows in respect of associated interest and like carrying costs [2]	6,300	386	6,686	2,504	17	(2,336)	2,350	2,535	42	9,263
Undiscounted contractual maturities (Note 4(c))	$19,369	$1,929	$21,298	$8,046	$108	$(6,580)	$6,767	$8,341	$234	$29,873

1	Where applicable, cash flows reflect foreign exchange rates as at December 31, 2020.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2020.

27	other long-term liabilities

As at December 31 (millions)	Note	2020	2019
Contract liabilities	24	$61	$70
Other		5	7
Deferred revenues		66	77
Pension benefit liabilities	15(b)	926	580
Other post-employment benefit liabilities		64	53
Restricted share unit and deferred share unit liabilities		17	42
Derivative liabilities	4(h)	155	26
Investment in real estate joint ventures	21(b)	12	5
Other		15	10
		1,255	793
Deferred customer activation and connection fees	24	10	13
		$1,265	$806

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at December 31	2020	2019
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion*

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

December 31, 2020 | 63

notes to consolidated financial statements

of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

During the three-month period ended March 31, 2020, we issued approximately 58 million* Common Shares for gross proceeds of $1.5 billion.

As at December 31, 2020, approximately 20 million* Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 24 million* Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 90 million* Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	TELUS Corporation Common Share split

On February 13, 2020, we announced a subdivision of our Common Shares on a two-for-one basis to be effected March 17, 2020. All references, unless otherwise indicated, to the number of shares authorized, the number of shares outstanding, the number of shares reserved, per share amounts and share-based compensation information in the consolidated financial statements have been retrospectively restated to reflect the impact of the subdivision.

(c)	Purchase of TELUS Corporation Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In December 2019, we received approval for a normal course issuer bid to purchase and cancel up to 16 million* of our Common Shares (up to a maximum amount of $250 million) from January 2, 2020, to January 1, 2021.

(d)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations with principal places of business in Asia, Central America, Europe and North America. During the three-month period ended March 31, 2020, non-controlling shareholders purchased TELUS International (Cda) Inc. common shares from Treasury for $209 million, which resulted in the non-controlling interests’ ownership interest increasing to 37.7% as at March 31, 2020, up from 35.9% as at December 31, 2019. Associated with the transactions, adjustments reflecting the approximately 1.8% increase in the non-controlling interest in the net book value of the subsidiary were credited to non-controlling interests in our Consolidated statement of changes in owners’ equity, and the net balance of proceeds were credited to contributed surplus.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can affect our subsidiaries, including TELUS International (Cda) Inc.; during the three-month period ended June 30, 2020, this process resulted in the non-controlling interests’ ownership interest decreasing to 36.2% as at June 30, 2020, with an adjustment reflecting the approximately 1.5% decrease in the non-controlling interest in the net book value of the subsidiary credited to non-controlling interests in our Consolidated statement of changes in owners’ equity, offset by an equal amount charged to contributed surplus.

During the three-month period ended December 31, 2020, a non-controlling shareholder purchased TELUS International (Cda) Inc. common shares from Treasury for $191 million, which resulted in the non-controlling interests’ ownership interest increasing to 37.4% as at December 31, 2020, up from 36.2% as at September 30, 2020. Associated with the transactions, adjustments reflecting the approximately 1.2% increase in the non-controlling ownership interest in the net book value of the subsidiary were credited to non-controlling interests in our Consolidated statement of changes in owners’ equity, and the net balance of proceeds were credited to contributed surplus.

In February 2021, TELUS International (Cda) Inc. made an initial public offering of subordinate voting shares; both TELUS Corporation and a TELUS International (Cda) Inc. non-controlling shareholder individually also offered subordinate voting shares in conjunction with the initial public offering. Net proceeds, excluding tax, to TELUS Corporation for the sale of its offered shareholdings were approximately $0.2 billion (US$154 million), and net proceeds from shares offered by TELUS International (Cda) Inc. were approximately $0.6 billion (US$0.5 billion). Due to the voting rights associated with the remaining multiple voting shares held by TELUS Corporation, it retained a 67.0% voting and controlling interest and a 55.2% economic interest in TELUS International (Cda) Inc. subsequent to the public purchase of subordinate voting shares. Associated with the public purchase of subordinate voting shares, an adjustment, in fiscal 2021, equal to approximately one-half of our net proceeds reflecting the approximately 7.4% increase in the non-controlling ownership interest in the net book value of the subsidiary, was credited to non-controlling interests in our Consolidated statement of changes in owners’ equity, and the net balance of our proceeds was credited to contributed surplus.

64 | December 31, 2020

notes to consolidated financial statements

Summarized financial information

As at, or for the years ended, December 31 (millions) [1]	2020	2019
Statement of financial position
Current assets	$746	$476
Non-current assets	$4,072	$1,057
Current liabilities	$689	$570
Non-current liabilities	$2,713	$647
Statement of income and other comprehensive income
Revenue and other income [2]	$2,222	$1,372
Goods and services purchased	$404	$253
Employee benefits expense	$1,312	$829
Depreciation	$134	$97
Amortization of intangible assets	$110	$19
Net income	$141	$85
Comprehensive income	$189	$106

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.

2	For the year ended December 31, 2020, includes revenues from the wireless segment and the wireline segment of $176 (2019 – $165) and $240 (2019 – $190), respectively.

29	contingent liabilities

(a)	Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008 a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers.

Call set-up time class actions

In 2005 a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on

December 31, 2020 | 65

notes to consolidated financial statements

deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted wireless services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008 a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014 class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Handset subsidy class action

In 2016 a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. The claim was later amended to also seek compensation for amounts paid by class members to unlock their mobile devices. The authorization hearing was held on April 30 and May 1, 2019, and on July 15, 2019, the Quebec Superior Court dismissed the authorization application. The Plaintiff has appealed this decision and the appeal is expected to be heard in the first quarter of 2021.

Other claims

Claims and possible claims received by us include:

Area code 867 blocking claim

In 2018 a claim was brought against us alleging breach of a Direct Connection Call Termination Services Agreement, breach of a duty of good faith, and intentional interference with economic relations. The plaintiffs allege that we have improperly blocked calls to area code 867 (including to customers of a plaintiff), for which a second plaintiff provides wholesale session initiation trunking services. The plaintiffs seek damages of $135 million. On April 23, 2019, the Ontario Superior Court stayed this claim on the ground that the court has no jurisdiction over, or is not the appropriate forum for, the subject matter of this action. This matter has now been resolved and the Court has issued a consent order dismissing the action.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable

66 | December 31, 2020

notes to consolidated financial statements

estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)	Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations, or litigation claims or statutory sanctions, or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the related transactions, historically we have not made significant payments under these indemnifications. As at December 31, 2020, we had no liability recorded in respect of our indemnification obligations.

See Note 21(b) for details regarding our guarantees to the real estate joint ventures.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2020	2019
Short-term benefits	$9	$12
Post-employment pension [1] and other benefits	4	4
Share-based compensation [2]	27	37
	$40	$53

1	Our Executive Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

2	In respect of restricted share units with neither an equity settlement feature nor market performance conditions, we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period. Similarly, we accrue a liability for the notional subset of our restricted share units without an equity settlement feature and with market performance conditions using a Monte Carlo simulation-determined fair value. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made initial awards of share-based compensation in 2020 and 2019, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense will be recognized rateably over a period of years and thus only a portion of the 2020 and 2019 initial awards are included in the amounts in the table above.

Years ended December 31	2020			2019
($ in millions)	Number of restricted share units*	Notional value [1]	Grant-date fair value [1]	Number of restricted share units *	Notional value [1]	Grant-date fair value [1]
Awarded in period	811,954	$20	$28	949,408	$23	$15

1	Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). No share options were awarded to our key management personnel in fiscal 2020 or 2019.

The liability amounts accrued for share-based compensation awards to key management personnel at December 31, 2019, were $25 million and $23 million for restricted share units and deferred shares, respectively; as at December 31, 2020, no liability-accounted awards were outstanding.

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

December 31, 2020 | 67

notes to consolidated financial statements

elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2020, $3 million (2019 – $4 million) was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the year ended December 31, 2020, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $7 million (2019 – $6 million).

(c)	Transactions with real estate joint venture and associate

During the years ended December 31, 2020 and 2019, we had transactions with the TELUS Sky real estate joint venture, which is a related party, as set out in Note 21. As at December 31, 2020, we had recorded lease liabilities of $76 million (2019 – $77 million) in respect of our TELUS Sky lease and monthly cash payments are made in accordance with the lease agreement; one-third of those amounts is due to our economic interest in the real estate joint venture.

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

Years ended December 31 (millions)	Note	2020	2019
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(231)	$(329)
Inventories		30	(61)
Contract assets		298	123
Prepaid expenses		79	—
Accounts payable and accrued liabilities		189	73
Income and other taxes receivable and payable, net		(49)	(287)
Advance billings and customer deposits		54	(10)
Provisions		(100)	159
		$270	$(332)
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(2,672)	$(2,772)
Intangible assets subject to amortization	18	(640)	(660)
		(3,312)	(3,432)
Additions arising from leases	17	530	509
Additions arising from non-monetary transactions		7	17
Capital expenditures	5	(2,775)	(2,906)
Effect of asset retirement obligations		(157)	(153)
		(2,932)	(3,059)
Other non-cash items included above
Change in associated non-cash investing working capital		(50)	(31)
Non-cash change in asset retirement obligation		160	138
		110	107
		$(2,822)	$(2,952)

68 | December 31, 2020

notes to consolidated financial statements

(b)	Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(i))	Other	End of period
YEAR ENDED DECEMBER 31, 2019
Dividends payable to holders of Common Shares	$326	$—	$(1,332)	$—	$1,358	$352
Dividends reinvested in shares from Treasury	—	—	183	—	(183)	—
	$326	$—	$(1,149)	$—	$1,175	$352
Short-term borrowings	$100	$850	$(851)	$—	$1	$100
Long-term debt
TELUS Corporation senior notes	$12,186	$3,474	$(1,000)	$(145)	$(36)	$14,479
TELUS Corporation commercial paper	774	4,135	(3,860)	(34)	—	1,015
TELUS Communications Inc. debentures	620	—	—	—	1	621
TELUS International (Cda) Inc. credit facility	419	96	(64)	(22)	2	431
Other	—	—	(8)	—	275	267
Lease liabilities	1,483	—	(333)	(16)	527	1,661
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(73)	3,860	(3,856)	179	(147)	(37)
	15,409	11,565	(9,121)	(38)	622	18,437
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(3,860)	3,860	—	—	—
	$15,409	$7,705	$(5,261)	$(38)	$622	$18,437
YEAR ENDED DECEMBER 31, 2020
Dividends payable to holders of Common Shares	$352	$—	$(1,469)	$—	$1,520	$403
Dividends reinvested in shares from Treasury	—	—	539	—	(539)	—
	$352	$—	$(930)	$—	$981	$403
Short-term borrowings	$100	$215	$(223)	$—	$8	$100
Long-term debt
TELUS Corporation senior notes	$14,479	$1,500	$(900)	$(60)	$2	$15,021
TELUS Corporation commercial paper	1,015	1,782	(2,116)	50	—	731
TELUS Communications Inc. debentures	621	—	—	—	1	622
TELUS International (Cda) Inc. credit facility	431	1,600	(191)	(27)	(9)	1,804
Other	267	—	(319)	—	325	273
Lease liabilities	1,661	—	(365)	7	534	1,837
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(37)	2,137	(2,109)	94	35	120
	18,437	7,019	(6,000)	64	888	20,408
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(2,137)	2,137	—	—	—
	$18,437	$4,882	$(3,863)	$64	$888	$20,408

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